                                                        '33 ACT FILE NO. _______
                                                       '40 ACT FILE NO. 811-3365


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

                   REGISTRATION STATEMENT UNDER THE SECURITIES [X]
                                   ACT OF 1933

                         PRE-EFFECTIVE AMENDMENT NO.           [ ]

                        POST-EFFECTIVE AMENDMENT NO.           [ ]

                                     AND/OR

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                              AMENDMENT NO. 115 [X]
                        (CHECK APPROPRIATE BOX OR BOXES.)

                     SECURITY FIRST LIFE SEPARATE ACCOUNT A
                           (EXACT NAME OF REGISTRANT)

                      SECURITY FIRST LIFE INSURANCE COMPANY
                      -------------------------------------
                               (NAME OF DEPOSITOR)

           11365 WEST OLYMPIC BOULEVARD, LOS ANGELES, CALIFORNIA 90064
           -----------------------------------------------------------
         (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

        DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (310) 312-6100

                               RICHARD C. PEARSON
                                   PRESIDENT
                      SECURITY FIRST LIFE INSURANCE COMPANY
           11365 WEST OLYMPIC BOULEVARD, LOS ANGELES, CALIFORNIA 90064
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS POSSIBLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

THE COMPANY HAS ELECTED PURSUANT TO RULE 24f-2 UNDER THE INVESTMENT COMPANY ACT OF 1940 TO REGISTER AN INDEFINITE NUMBER OF SECURITIES. THE MOST RECENT RULE 24-F-2 NOTICE WAS FILED ON MARCH 3, 1999.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                     SECURITY FIRST LIFE SEPARATE ACCOUNT A

                              CROSS REFERENCE SHEET
                               PART A - PROSPECTUS


Item Number in Form N-4                             Caption in Prospectus
-----------------------                             ---------------------
1.      Cover Page                                  Cover Page

2.      Definitions                                 Glossary

3.      Synopsis of Highlights                      Summary of the Contract

4.      Condensed Financial Information             Condensed Financial Information;
                                                    Financial and Performance Information

5.      General Description of Registrant,          Description of Security First Life
        Depositor, and Portfolio Companies          Insurance Company, The General Account,
                                                    The Separate Account, The Funds and
                                                    Service Providers; Voting Rights

6.      Deductions and Expenses                     Contract Charges

7.      General Description of Variable Annuity     Descriptions of the Contracts;
        Contracts                                   Accumulation Period; Annuity Benefits

8.      Annuity Period                              Annuity Benefits

9.      Death Benefit                               Death Benefits

10.     Purchases and Contract Value                Description of the Contracts;
                                                    Accumulation Period; Principal
                                                    Underwriter

11.     Redemptions                                 Accumulation Period

12.     Taxes                                       Federal Tax Considerations

13.     Legal Proceedings                           Legal Proceedings

14.     Table of Contents of the Statement of       Table of Contents of Statement of
        Additional Information                      Additional Information

                  PART B - STATEMENT OF ADDITIONAL INFORMATION

15.     Cover Page                                  Cover Page

16.     Table of Contents                           Table of Contents

17.     General Information and History             The Insurance Company; The Separate
                                                    Account

18.     Services                                    Servicing Agent; Safekeeping of
                                                    Securities; Independent Auditors

19.     Purchase of Securities Being Offered        Purchase of Securities Being Offered

20.     Underwriters                                Underwriters, Distribution of the
                                                    Contracts

21.     Calculation of Performance Data             Calculation of Performance Data

22.     Annuity Payments                            Annuity Payments

23.     Financial Statements                        Financial Statements


                                     Part C

        Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this registration statement.

[FRONT PAGE]                                                          PROSPECTUS

                                                                  ________, 1999


               SECURITY FIRST FORESIGHT VARIABLE ANNUITY CONTRACTS

                                 issued through

                     SECURITY FIRST LIFE SEPARATE ACCOUNT A

                                       by

                      SECURITY FIRST LIFE INSURANCE COMPANY
     ----------------------------------------------------------------------

This Prospectus gives you important information about the individual flexible payment fixed and variable annuity contracts issued through Security First Life Separate Account A by Security First Life Insurance Company (the "Contracts"). Please read it carefully before you invest and keep it for future reference. The Contracts provide annuity benefits through distributions made from certain retirement plans that qualify for special Federal income tax treatment ("qualified plans"), as well as from distributions made under retirement plans that do not qualify for special tax treatment ("non-qualified plans").

You decide how to allocate your money among the available investment choices. You may choose to allocate your payments to the General Account, which includes Fixed Accounts I and II (not described in this Prospectus) that offer interest rates guaranteed by Security First Life Insurance Company ("Security First Life"), or to Separate Account A (the "Separate Account"). The Separate Account, in turn, invests in the following underlying mutual funds:

        FEDERATED INSURANCE SERIES

               Federated Equity Income Fund II
               Federated American Leaders Fund II
               Federated High Income Bond Fund II

        AIM VARIABLE INSURANCE FUNDS

               AIM V.I. Balanced Fund
               AIM V.I. Capital Appreciation Fund
               AIM V.I. Value Fund
               AIM V.I. International Equity Fund

        OPPENHEIMER VARIABLE ACCOUNTS FUNDS

               Oppenheimer Bond Fund/VA
               Oppenheimer Strategic Bond Fund/VA
               Oppenheimer Main Street Growth & Income Fund/VA
               Oppenheimer Money Fund/VA

        MFS VARIABLE INSURANCE TRUST

               MFS Research Series
               MFS New Discovery Series
               MFS Growth with Income Series

        VAN KAMPEN LIFE INVESTMENT TRUST

               Van Kampen Emerging Growth Portfolio
               Van Kampen Enterprise Portfolio
               Van Kampen Strategic Stock Portfolio


You can choose any combination of these investment choices. Your Contract Value will vary daily to reflect the investment experience of the funding options selected. These mutual funds are described in detail in the fund prospectuses that are attached to the back of or delivered with this Prospectus. Please read these prospectuses carefully before you invest. THIS PROSPECTUS IS NOT VALID UNLESS ATTACHED TO OR DELIVERED WITH THESE MUTUAL FUND PROSPECTUSES.

For more information:

If you would like more information about the Security First Foresight Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information ("SAI") dated _______, 1999. The SAI is legally considered a part of this Prospectus as though it were included in the Prospectus. The Table of Contents of the SAI appears on page ____ of the Prospectus. To request a free copy of the SAI or to ask questions, write or call:

                      Security First Life Insurance Company
                      P.O. Box 92193
                      Los Angeles, California  90009
                      Phone:  (800) 284-4536

The Securities and Exchange Commission ("SEC") has a website
(http://www.sec.gov) which you may visit to view this Prospectus, the SAI, or additional material that also is legally considered a part of this Prospectus, as well as other information.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES NOR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[SIDE BAR: An investment in any of these variable annuities involves investment risk. You could lose money you invest. The Contracts and the mutual funds are:

               -     not bank deposits or obligations
               -     not federally insured or guaranteed
               -     not endorsed by any bank or government agency
               -     not guaranteed to achieve their investment objective]



                                TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----

Glossary       x
Summary of the Contracts      x
Fee Tables and Examples       x
Condensed Financial Information     x
Financial and Performance Information       x
Description of Security First Life Insurance Company, The General Account
 The Separate Account, The Funds and Service Providers    x
        The Insurance Company x
        The General Account   x
        The Separate Account  x
        The Funds     x
        Principal Underwriter x
        Servicing Agent       x
        Custodian     x
Contract Charges      x
        Annual Policy Fee             x
        Premium Taxes x
        Surrender Charge      x
        Administration Fees   x
        Mortality and Expense Risk Charge   x
        Federal, State and Local Taxes      x
        Free Look Period      x
Description of the Contracts  x
        Assignment    x
        Purchase Payments     x
        Transfers     x
        Dollar Cost Averaging x
        Reallocation Election x
        Modification of the Contracts       x
Accumulation Period   x
        Crediting Accumulation Units in the Separate Account     x
        Surrender from the Separate Account x
        Account Statements    x
Annuity Benefits      x
        Variable Annuity Payments   x
        Election of Annuity Date and Form of Annuity      x
        Frequency of Payment  x
        Level Payments Varying Annually     x
        Annuity Unit Values   x

Death Benefits x
        Death Before the Annuity Date       x
        Death After the Annuity Date x
Federal Tax Considerations   x
        General Taxation of Annuities       x
        Non-qualified Contracts      x
        Qualified Contracts  x
        Withholding   x
Voting Rights  x
Year 2000 Issue       x
Legal Proceedings     x
Additional Information       x
Table of Contents of Statement of Additional Information  x

Security First Life does not intend to offer the Contracts anywhere or to anyone to whom they may not lawfully be offered or sold. Security First Life has not authorized any information or representations about the Contracts other than the information in this Prospectus, the attached prospectuses, or supplements to the prospectuses or any supplemental sales material Security First Life authorizes.

                                    GLOSSARY

These terms have the following meanings when used in this Prospectus:

ACCUMULATION UNIT - A measuring unit used to determine the value of your interest in a Separate Account Series under a Contract at any time before Annuity payments commence.

ANNUITANT - The person on whose life Annuity payments under a Contract are based.

ANNUITY - A series of income payments made to an Annuitant for a defined period of time.

ANNUITIZATION or ANNUITY DATE - The date on which Annuity payments begin.

ANNUITY UNIT - A measuring unit used to determine the amount of Variable Annuity payments based on a Separate Account Series under a Contract after such payments have commenced.

ASSUMED INVESTMENT RETURN - The investment rate selected by the Annuitant for use in determining the Variable Annuity payments.

BENEFICIARY - The person who has the right to a Death Benefit upon your death.

BUSINESS DAY - Each Monday through Friday except for days the New York Stock Exchange is not open for trading.

CONTRACT - The agreement between you and Security First Life covering your rights.

CONTRACT DATE - The date your Contract was issued to you.

CONTRACT VALUE - The sum of your interests in the Separate Account Series and in the General Account. Your interest in the Separate Account Series is the sum of the values of the Accumulation Units. Your interest in the General Account is the accumulated value of the amounts allocated to the General Account plus credited interest as guaranteed in the Contract, less any prior withdrawals and/or amounts applied to Annuity options.

CONTRACT YEAR - A 12-month period starting on the Contract Date and on each anniversary of the Contract Date.

FIXED ANNUITY - An Annuity providing guaranteed level payments. These payments are not based upon the investment experience of the Separate Account.

FREE LOOK PERIOD - The 10-day period when you first receive your Contract. During this time period, you may cancel your Contract for a full refund of all Purchase Payments (or the greater of Purchase Payments or the Contract Value in some states).

FREE WITHDRAWAL AMOUNT - The amount that can be withdrawn in a Contract Year after the first contract year without incurring a surrender charge.

FUND - A diversified, open-end management investment company, or series thereof, registered under the Investment Company Act of 1940 ("1940 Act") which serves as the underlying investment medium for a Series in the Separate Account.

GENERAL ACCOUNT - All assets of Security First Life other than those in the Separate Account or any of its other segregated asset accounts.

NORMAL ANNUITY DATE- The date on which Annuity payments begin if you do not select another date. It is the later of the Contract anniversary nearest the Annuitant's 100th birthday or the 10th anniversary of the Contract Date.

OWNER - You, the person who has title to the Contract.

PURCHASE PAYMENT - The amounts paid by you to Security First Life in order to provide benefits under the Contract.

SEPARATE ACCOUNT - The segregated asset account entitled "Security First Life Separate Account A" which has been established by Security First Life under Delaware law to receive and invest amounts allocated by you and by other contract owners and to provide Variable Annuity benefits under the Contracts. The Separate Account is registered as a unit investment trust under the 1940 Act.

SERIES - The Accumulation Unit values and Annuity Unit values maintained separately for each Fund whose securities are owned by the Separate Account.

VALUATION DATE - Any Business Day used by the Separate Account to determine the value of part or all of its assets for purposes of determining Accumulation and Annuity Unit values for the Contract. Accumulation Unit values will be determined each Business Day. There will be one Valuation Date in each calendar week for Annuity Unit values. Security First Life will establish the Valuation Date at its discretion, but until notice to the contrary is given, that date will be the last Business Day in a week.

VALUATION PERIOD - The period of time from one Valuation Date through the next Valuation Date.

VARIABLE ANNUITY - An Annuity providing payments that will vary annually in accordance with the net investment experience of the applicable Separate Account Series.

                            SUMMARY OF THE CONTRACTS

THE CONTRACTS

The Contracts may be offered to:

        -     Qualified Plans such as:

               -      Section 403(b) tax-sheltered annuities
               -      Section 457 deferred compensation plans
               -      Section 401 pension and profit sharing plans
               -      individual retirement annuities
               -      traditional Individual Retirement Account ("IRAs")
               -      Roth IRAs

[SIDE BAR:     Please see the section "Qualified Contracts"
               on page ____ for more information.]

               -     Plans that do not qualify for special tax treatment
                      (Non-qualified Plans)

               -     Individuals seeking to accumulate money for retirement

PURCHASE PAYMENTS

Purchase Payments under the Contracts are made to the General Account, the Separate Account, or allocated between them (only initial Purchase Payments may be directed to Fixed Account II). You cay buy a Contract for $5,000 and add as little as $500 at any time (for IRAs, the minimum is $2,000 for an initial Purchase Payment and $500 for each additional payment). There is no initial sales charge; however, the charges and deductions described under "Contract Charges" on page ___ will be deducted from the Contract Value. These charges include a $35 annual policy fee that is deducted from the General and Separate Accounts on a pro rata basis on the Contract's anniversary each year until annuitization. The fee is currently waived if the sum of all purchase payments remaining in the Contract is more than $50,000.

You can transfer amounts allocated to the Separate Account:

               - between any of the mutual fund investment choices, at any time and as many times as you choose

               - to Fixed Account I of the General Account at any time before the amount has been applied to a variable annuity option

You can transfer amounts allocated to the General Account:

                - to the Separate Account only to be applied to a Variable Annuity option

[SIDE BAR:     Please see "Transfers" on page ____ for more information.]

SEPARATE ACCOUNT

Purchase Payments allocated to the Separate Account are invested at net asset value in Accumulation Units in one or more of seventeen Series, each of which invests in one of the following seventeen Funds:

       ----------------------------------------------------------------------------
        Funds                                        Advisers/Subadvisers
       ----------------------------------------------------------------------------
       FEDERATED INSURANCE SERIES
       ----------------------------------------------------------------------------
          Federated Equity Income Fund II           Federated Advisers
       ----------------------------------------------------------------------------
          Federated American Leaders Fund II        Federated Advisers
       ----------------------------------------------------------------------------
          Federated High Income Bond Fund II        Federated Advisers
       ----------------------------------------------------------------------------
       AIM VARIABLE INSURANCE FUNDS
       ----------------------------------------------------------------------------
          AIM V.I. Balanced Fund                    A I M Advisors, Inc.
       ----------------------------------------------------------------------------
          AIM V.I. Capital Appreciation Fund        A I M Advisors, Inc.
       ----------------------------------------------------------------------------
          AIM V.I. Value Fund                       A I M Advisors, Inc.
       ----------------------------------------------------------------------------
          AIM V.I. International Equity Fund        A I M Advisors, Inc.
       ----------------------------------------------------------------------------
       OPPENHEIMER VARIABLE ACCOUNTS FUNDS
       ----------------------------------------------------------------------------
          Oppenheimer Bond Fund/VA                  OppenheimerFunds, Inc.
       ----------------------------------------------------------------------------
          Oppenheimer Strategic Bond Fund/VA        OppenheimerFunds, Inc.
       ----------------------------------------------------------------------------
          Oppenheimer Main Street Growth & Income   OppenheimerFunds, Inc.
             Fund/VA
       ----------------------------------------------------------------------------
          Oppenheimer Money Fund/VA                 OppenheimerFunds, Inc.
       ----------------------------------------------------------------------------
       MFS VARIABLE INSURANCE TRUST
       ----------------------------------------------------------------------------
          MFS Research Series                       Massachusetts Financial
                                                    Services Company
       ----------------------------------------------------------------------------
          MFS New Discovery Series                  Massachusetts Financial
                                                    Services Company
       ----------------------------------------------------------------------------
          MFS Growth with Income Series             Massachusetts Financial
                                                    Services Company
       ----------------------------------------------------------------------------
       VAN KAMPEN LIFE INVESTMENT TRUST
       ----------------------------------------------------------------------------
          Van Kampen Emerging Growth Portfolio      Van Kampen Asset Management
                                                    Inc.

       ----------------------------------------------------------------------------
          Van Kampen Enterprise Portfolio           Van Kampen Asset Management
                                                    Inc.
       ----------------------------------------------------------------------------
          Van Kampen Strategic Stock Portfolio      Van Kampen Asset Management
                                                    Inc.
       ----------------------------------------------------------------------------



[SIDE BAR: Please see "The Separate Account" on page ____ and "The Funds" on page ____ for more information.]


CHARGES AND DEDUCTIONS

The following fees and expenses apply to your Contract:

-----------------------------------------------------------------------------------------------
                      Fee or expense                            Amount of fee
                      --------------                            -------------
-----------------------------------------------------------------------------------------------
DAILY DEDUCTIONS
-----------------------------------------------------------------------------------------------
        -     Administration fee (deducted from your           .000411%
interest in the Separate Account)                               (.15% per year)
-----------------------------------------------------------------------------------------------
        -     Mortality and Expense risks                      .003425%
                                                                (1.25% per year)
-----------------------------------------------------------------------------------------------

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)
-----------------------------------------------------------------------------------------------

-       Deducted if you request a full or partial               7% of Purchase Payment and
withdrawal of Purchase Payments from the Separate Account       amounts credited to it.  This
within seven years after the Purchase Payment is made.          charge decreases in
                                                                subsequent years after the
                                                                Purchase Payment is made
-----------------------------------------------------------------------------------------------

As described later in this Prospectus, this charge will not apply to:

               - withdrawals of up to 10% of your interest in the Separate Account or General Account for the first withdrawal of each year after the first Contract Year;

               - withdrawals made if you are confined to a hospital for at least 30 consecutive days or to a skilled nursing home for at least 90 consecutive days; or

               - one withdrawal after the first Contract Year of up to 50% of your interest in the Separate Account if your age at the Contract Date was less than 75 years old and a licensed medical doctor certifies in writing that you suffer from a terminal illness and that your life expectancy is six months or less.


-----------------------------------------------------------------------------------------------
                      Fee or expense                                    Amount of fee
                      --------------                                    -------------
-----------------------------------------------------------------------------------------------
ANNUAL POLICY FEE                                                $35 per year
-----------------------------------------------------------------------------------------------
        -      Deducted from the Fixed Account I
and
               Separate Account on a pro rata basis
               on your Contract's anniversary each year
               until Annuitization.
-----------------------------------------------------------------------------------------------
     PREMIUM TAXES

        -      Payable to a state or government agency          0% - 2.35%
with respect to your Contract.                                  3.50% in Nevada)
               It may be deducted on or after the date
the tax is incurred.
               Currently, Security First Life
               deducts these taxes upon
               Annuitization.
-----------------------------------------------------------------------------------------------


[SIDE BAR: Please see "Charges and Deductions" on page ___ for more information.]


FREE LOOK PERIOD

You may cancel your Contract within 10 days after you receive it (or longer depending on state law) for a full refund of all Purchase Payments (or the greater of Purchase Payments or the Contract Value in some states). Purchase Payments allocated to the Separate Account will be initially allocated to the Money Fund during the Free Look Period.

[SIDE BAR: Please see "Free Look Period" on page ____ for more information.]

VARIABLE ANNUITY PAYMENTS

You select the Annuity Date, an Annuity payment option and an assumed investment return. You may change any of your selections before your Annuity Date. Your monthly Annuity payments will start on the Annuity Date and will vary from year to year based on a comparison of the assumed investment returns you selected with the actual investment experience of the Series in which the Contract Value is invested.

If your monthly payments from a particular Series are less than $100, Security First Life may change the frequency of your payments so that each payment will be at least $100 from that Series.


SURRENDER

You may surrender all or part of your Contract Value before the Annuity Date. You may not make a partial withdrawal if it would cause your interest in any Series or the General Account to be less than $2,000. However, if you are withdrawing the entire amount allocated to a Series, this restriction does not apply.

You may be assessed a surrender charge. In addition, any earnings surrendered will be taxed as ordinary income and may be subject to a penalty tax under the Internal Revenue Code. Certain restrictions apply for Qualified Contracts, as defined under "Federal Tax Considerations."

[SIDE BAR: Please see "Surrender Charge" on page ___ and "Federal Tax
           Considerations" on page ___ for more information.]

DEATH BENEFIT

One of the insurance guarantees we provide you under your Contract is that your Beneficiary(ies) will be protected against market downturns. You name your Beneficiary(ies). If you die before the Annuity Date, your Beneficiary(ies) will receive a death benefit that is the greatest of:

               - the total of all Purchase Payments less any partial withdrawals;
               -    the Contract Value at settlement; or
               - if the Contract is issued before you reach the age of 70, the greater of the above two choices or the minimum guaranteed death benefit, which is discussed in detail on page ___. In all cases, later partial withdrawals, fees and charges will be deducted in determining the Contract Value.

Your Beneficiary(ies) may choose to receive this benefit in a lump sum, to continue the Contract with a settlement date equal to the fifth anniversary of your death, or to apply it to certain of the available annuity forms contained in this Contract.


[SIDE BAR: Please see "Death Benefits" on page ____ for more information.]

                             FEE TABLE AND EXAMPLES

The purpose of these fee tables and examples is to assist you in understanding the various costs and expenses that you will bear, directly or indirectly, under your Contract.

EXPENSE DATA

The table reflects expenses of the Separate Account as well as expenses of the underlying Funds that make up the investment options for the Separate Account. In addition to the expenses listed below, premium taxes may be applicable.* Please see the attached Fund prospectuses for a more complete description of the various costs and expenses of the Funds.


* Under State law, premium taxes may be deducted from each Purchase Payment or upon Annuitization. At this time Security First Life deducts the premium tax only from amounts annuitized.

The following information assumes that the entire Contract Value is in the Separate Account:

                                   FEE TABLES

                                  YOUR EXPENSES


                                                          Years      Percentage
                                                          -----      ----------

                   Surrender Charge (Deferred Sales    less than 1       7%
                   Charge) (as a percentage
                   of amounts accumulated with
                   respect to a purchase payment)
                                                       1 but not 2       7%
                                                       2 but not 3       6%
                                                       3 but not 4       6%
                                                       4 but not 5       5%
                                                       5 but not 6       4%
                                                       6 but not 7       3%
                                                       7 or more         0%


                            SEPARATE ACCOUNT EXPENSES
                   (AS A PERCENTAGE OF AVERAGE CONTRACT VALUE.
                   DEDUCTED DAILY FROM THE SEPARATE ACCOUNT.)

                 Administration Fee                             .15% per year
                 Mortality and Expense Risk Fees               1.25% per year
                 TOTAL SEPARATE ACCOUNT ANNUAL                 1.40% per year
                    EXPENSES


                              FUND ANNUAL EXPENSES
                     (AS A PERCENTAGE OF AVERAGE NET ASSETS)
                             (NET OF REIMBURSEMENT)

-------------------------------------------------------------------------------------------
                                Federated Equity    Federated American    Federated High
                                 Income Fund II      Leaders Fund II    Income Bond Fund II
-------------------------------------------------------------------------------------------
(a)       Management Fee             0.32%               0.74%                0.60%
-------------------------------------------------------------------------------------------
(b)       Other Expenses             0.61%               0.14%                0.18%
-------------------------------------------------------------------------------------------
(c)       Total Annual               0.93%               0.88%                0.78%
          Expenses
-------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------
                                               AIM V.I. Capital                      AIM V.I.
                                   AIM V.I.      Appreciation    AIM V.I. Value    International
                               Balanced Fund         Fund            Fund            Equity Fund
------------------------------------------------------------------------------------------------
(a)    Management Fee               0.00%            0.62%            0.61%          0.75%
------------------------------------------------------------------------------------------------
(b)    Other Expenses               1.18%            0.05%            0.05%          0.16%
------------------------------------------------------------------------------------------------
(c)    Total Annual Expenses        1.18%            0.67%            0.66%          0.91%
------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------
                                                                     Oppenheimer
                                                    Oppenheimer      Main Street
                                Oppenheimer Bond   Strategic Bond     Growth &        Oppenheimer
                                     Fund/VA          Fund/VA       Income Fund/VA   Money Fund/VA
---------------------------------------------------------------------------------------------------
(a)       Management Fee              0.72%            0.74%            0.74%           0.45%
---------------------------------------------------------------------------------------------------
(b)       Other Expenses              0.02%            0.06%            0.05%           0.05%
---------------------------------------------------------------------------------------------------
(c)       Total Annual Expenses       0.74%            0.80%            0.79%           0.50%
---------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
                                MFS Research        MFS New Discovery    MFS Growth with
                                    Series               Series          Income Series
-------------------------------------------------------------------------------------------
(a)       Management Fee               0.75%               0.90%              0.75%
-------------------------------------------------------------------------------------------
(b)       Other Expenses               0.11%               0.17%              0.13%
-------------------------------------------------------------------------------------------
(c)       Total Annual Expenses        0.86%               1.07%              0.88%
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------
                                   Van Kampen         Van Kampen       Van Kampen
                                 Emerging Growth      Enterprise        Strategic
                                    Portfolio         Portfolio      Stock Portfolio
-------------------------------------------------------------------------------------
(a)       Management Fee               0.32%               0.46%              0.00%
-------------------------------------------------------------------------------------
(b)       Other Expenses               0.53%               0.14%              0.00%
-------------------------------------------------------------------------------------
(c)       Total Annual Expenses        0.85%               0.60%              0.65%
-------------------------------------------------------------------------------------


Had there been no fee waivers or expense reimbursement, expenses would have been:

AIM V.I. Balanced Fund:
Management Fees -       0.75%
Other Expenses -        2.08%
Total Annual Expenses - 2.83%

MFS New Discovery Series:
Other Expenses -        4.32%
Total Annual Expenses - 5.22%

Federated Equity Income Fund II:
Total Annual Expenses - 1.36%

Federated American Leaders Fund II:
Management Fees -       0.75%
Total Annual Expenses - 0.89%

Van Kampen Emerging Growth Portfolio:
Management Fees -       0.85%
Total Annual Expenses - 1.23%

Van Kampen Enterprise Portfolio:
Management Fees -       0.60%
Total Annual Expenses - 0.64%

Van Kampen Strategic Stock:
Management Fees -       0.65%
Total Annual Expenses - 1.25%

EXAMPLES


                           CONDITIONS
                                                               TIME
                                                               PERIODS
SEPARATE ACCOUNT   You would pay the following expenses        1 Year    3 Years  5 Years   10 Years
SERIES             on a $1,000 investment assuming 5%
                   annual return on assets:

                   ---------------------------------           -------------------------------------
-----------------------------------------------------------------------------------------------------
Federated Equity   (a) upon surrender at the end of the  (a)   $ 95       $131      $176      $267
Income Fund II     stated time period
                                                         (b)     24         73       125       267
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     95        131       125       267
                   the applicable period
-----------------------------------------------------------------------------------------------------
Federated          (a) upon surrender at the end of the  (a)     95        130       173       262
American Leaders   stated time period
Fund II                                                  (b)     23         71       122       262
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     95        130       122       262
                   the applicable period
-----------------------------------------------------------------------------------------------------
Federated High     (a) upon surrender at the end of the  (a)     94        127       169       251
Income Bond Fund   stated time period
II                                                       (b)     22         68       117       251
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     94        127       117       251
                   the applicable period
-----------------------------------------------------------------------------------------------------
AIM V.I. Balanced  (a) upon surrender at the end of the  (a)     98        138       188       291
Fund               stated time period
                                                         (b)     26         80       137       291
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     98        138       137       291
                   the applicable period
-----------------------------------------------------------------------------------------------------
AIM V.I. Capital   (a) upon surrender at the end of the  (a)     93        124       163       240
Appreciation Fund  stated time period
                                                         (b)     21         65       111       240
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     93        124       111       240
                   the applicable period
-----------------------------------------------------------------------------------------------------
AIM V.I. Value     (a) upon surrender at the end of the  (a)     93        123       163       239
Fund               stated time period
                                                         (b)     21         65       111       239
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     93        123       111       239
                   the applicable period
-----------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------
AIM V.I.           (a) upon surrender at the end of the  (a)     95        131       175       265
International      stated time period
Equity Fund                                              (b)     23         72       124       265
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     95        131       124       265
                   the applicable period
-----------------------------------------------------------------------------------------------------
Oppenheimer Bond   (a) upon surrender at the end of the  (a)     94        126       167       247
Fund/VA            stated time period
                                                         (b)     22         67       115       247
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     94        126       115       247
                   the applicable period
-----------------------------------------------------------------------------------------------------
Oppenheimer        (a) upon surrender at the end of the  (a)     94        127       170       253
Strategic Bond     stated time period
Fund/VA                                                  (b)     22         69       118       253
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     94        127       118       253
                   the applicable period
-----------------------------------------------------------------------------------------------------
Oppenheimer Main   (a) upon surrender at the end of the  (a)     94        127       169       252
Street Growth &    stated time period
Income Fund/VA                                           (b)     22         69       117       252
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     94        127       117       252
                   the applicable period
-----------------------------------------------------------------------------------------------------
Oppenheimer Money  (a) upon surrender at the end of the  (a)     91        119       155       222
Fund/VA            stated time period
                                                         (b)     19         60       103       222
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     91        119       103       222
                   the applicable period
-----------------------------------------------------------------------------------------------------
MFS Research       (a) upon surrender at the end of the  (a)     95        129       173       260
Series             stated time period
                                                         (b)     23         71       121       260
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     95        129       121       260
                   the applicable period
-----------------------------------------------------------------------------------------------------
MFS New Discovery  (a) upon surrender at the end of the  (a)     98        138       187       290
Series             stated time period
                                                         (b)     26         80       137       290
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     98        138       137       290
                   the applicable period
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
MFS Growth with    (a) upon surrender at the end of the  (a)     95        130       173       262
Income Series      stated time period
                                                         (b)     23         71       122       262
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     95        130       122       262
                   the applicable period
-----------------------------------------------------------------------------------------------------
Van Kampen         (a) upon surrender at the end of the  (a)     95        129       172       258
Emerging Growth    stated time period
Portfolio                                                (b)     23         70       120       258
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     95        129       120       258
                   the applicable period
-----------------------------------------------------------------------------------------------------
Van Kampen         (a) upon surrender at the end of the  (a)     92        122       160       233
Enterprise         stated time period
Portfolio                                                (b)     20         63       108       233
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     92        122       108       233
                   the applicable period
-----------------------------------------------------------------------------------------------------
Van Kampen         (a) upon surrender at the end of the  (a)     93        123       162       238
Strategic Stock    stated time period
Portfolio                                                (b)     21         64       110       238
                   (b) if the Contract WAS NOT
                   surrendered

                   (c) if you annuitize at the end of    (c)     93        123       110       238
                   the applicable period
-----------------------------------------------------------------------------------------------------



THE FEE TABLE AND EXAMPLES DO NOT REPRESENT PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


                         CONDENSED FINANCIAL INFORMATION

The Security First ForeSight Variable Annuity is a new variable insurance Contract being offered by Security First Life. The Series that invests in the Funds was created in June of 1999. Therefore, no financial information is available at this time.

                      FINANCIAL AND PERFORMANCE INFORMATION

PERFORMANCE INFORMATION

From time to time, Security First Life may advertise the performance of a Series. This performance information may include:

               - the YIELD and EFFECTIVE YIELD of Series invested in the Money Fund of the Separate Account

               - AVERAGE ANNUAL TOTAL RETURNS for the other Series of the Separate Account

YIELD is the net income generated by an investment in the Money Fund for a specific seven-day period, expressed as a percentage of the value of the Series' Accumulation Units. Yield is an annualized figure, which means that Security First Life assumes that the Series will generate the same level of net income over a one-year period and compounds that income on a semi-annual basis. Because of the assumed compounding, the Money Funds' effective yield will be slightly higher than its yield. The computation of yield reflects all recurring changes under the Contract to all Owner accounts, including the mortality and expense risk charge and the administrative expense charge. Yield does not reflect the possible imposition of early withdrawal charges. Early withdrawal charges would reduce your performance experience. ANNUAL RETURN measures the net income of a Series and any realized or unrealized gains or losses of the underlying investments in the Series, over the period stated. AVERAGE ANNUAL TOTAL RETURN figures are annualized and, therefore, represent the average annual percentage change in the value of an investment in a Series over the period stated. Average annual total returns are expressed for at least one, five and ten year periods (or from a Series' inception if the Series has been in existence for less than ten years).

The computation of average annual total returns reflects all recurring charges and applicable fees under the Contract to all Owner accounts, including the following:

               -    the mortality and expense risk charge;
               -    the administrative expense charge;
               - the applicable early surrender charge that may be charged at the end of the period in question; and
               -    the annual policy fee.

[SIDE BAR: All performance numbers are based upon historical earnings. These numbers are not intended to indicate future results. Yields and average annual total returns are determined in accordance with the computation methods required by the Securities and Exchange Commission (the "SEC") in the Form N-4 Registration Statement. These methods are described in detail in the Statement of Additional Information.]


FINANCIAL INFORMATION

Financial Statements of Security First Life are contained in the Statement of Additional Information. Please see the first page of this Prospectus for information on how to obtain a copy of the Statement.



     DESCRIPTION OF SECURITY FIRST LIFE INSURANCE COMPANY, THE GENERAL ACCOUNT, THE SEPARATE ACCOUNT, THE FUNDS AND SERVICE PROVIDERS


SECURITY FIRST LIFE INSURANCE COMPANY

Security First Life is a stock life insurance company founded in 1960 and organized under the laws of the State of Delaware. Its principal executive offices are located at 11365 West Olympic Boulevard, Los Angeles, California 90064. Security First Life is authorized to transact the business of life insurance, including annuities, and is currently licensed to do business in 49 states and the District of Columbia. Security First Life is a wholly-owned subsidiary of Security First Group, Inc. ("SFG"). SFG in turn is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"), a New York mutual life insurance company.

MetLife is one of the world's largest financial services companies and the second largest life insurance company in the United States in terms of total assets, with approximately $215.3 billion worth of total assets as of December 31, 1998. As a mutual insurance company, MetLife has no shareholders. However, MetLife announced in November 1998 its intention to convert to a stock company. The "demutualization" plan will be subject to approval by the Board of Directors, New York State Insurance Department and policyholders. As of May 28, 1999, MetLife does not know the complete details of the plan or when or if it will take effect.

THE GENERAL ACCOUNT

All of the assets of Security First Life, except for those in the Separate Account and other segregated asset accounts, make up the assets of the General Account. You may allocate amounts to Fixed Account I or Fixed Account II of the General Account when you purchase your Contract or you may transfer amounts from the Separate Account to Fixed Account I at a later date. Amounts allocated to the General Account are credited with interest at an interest rate that is guaranteed by Security First Life for a specified period that depends upon the Fixed Account to which you allocate purchase payments. Instead of you bearing the risk of fluctuations in the value of the assets as is the case for amounts invested in the Separate Account, Security First Life bears the full investment risk for amounts in the General Account. Security First Life has sole discretion to invest the assets of the General Account, subject to applicable law. THE GENERAL ACCOUNT PROVISIONS OF THE CONTRACT ARE NOT INTENDED TO BE OFFERED BY THIS PROSPECTUS. Please see the terms of your actual Contract for more information.


THE SEPARATE ACCOUNT

Security First Life established the Separate Account on May 29, 1980 in accordance with the Delaware Insurance Code. The purpose of the Separate Account is to hold the variable assets that underlie the Security First ForeSight Variable Annuity Contracts and some other variable annuity contracts that Security First Life offers. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in Security First Life's name on behalf of the Separate Account and legally belong to Security First Life. Although the Separate Account, and each of the Series that make up the Separate Account, are considered as part of Security First Life's general business, the Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including Security First Life's creditors. All the income, gains and losses (realized and unrealized) resulting from these assets are credited to or charged against the Contracts issued from this Separate Account without regard to Security First Life's other business. Under state law and the terms of your Contract, the assets of the Separate Account will not be responsible for liabilities arising out of Security First Life's other business. Furthermore, Security First Life is obligated to pay all money it owes under the Contracts even if that amount exceeds the assets in the Separate Account. However, the amount of these payments is guaranteed only to the extent of the level amount calculated at the beginning of each annuity year (see Annuity Benefits - Level Payments Varying Annually, page ____).

The Separate Account is divided into a number of investment Series of Accumulation and Annuity Units. Seventeen of these Series are available under the Contracts as investment choices. Each Series invests in the shares of only one of the Funds.


THE FUNDS

Your investment choices are:

=======================================================================================================
FUND                              INVESTMENT OBJECTIVE                              INVESTMENT ADVISER
=======================================================================================================
Federated Equity Income Fund II   The investment objective of                       Federated Advisers
                                  the Fund is to provide above
                                  average income and capital appreciation. The
                                  Fund attempts to achieve its objectives by
                                  investing at least 65% of its assets in
                                  income-producing equity securities.
-------------------------------------------------------------------------------------------------------
Federated American Leaders Fund   The primary investment                            Federated Advisers
II                                objective of the Fund is to
                                  achieve long-term growth of
                                  capital.  The Fund's
                                  secondary objective is to
                                  provide income.
-------------------------------------------------------------------------------------------------------
Federated High Income Bond Fund   The investment objective of                       Federated Advisers
II                                the Fund is to seek high
                                  current income. The Fund
                                  endeavors to achieve its objective by
                                  investing primarily in a professionally
                                  managed, diversified portfolio of fixed income
                                  securities. The fixed income securities in
                                  which the Fund intends to invest are
                                  lower-rated corporate debt obligations, which
                                  are commonly referred to as "junk bonds." Some
                                  of these fixed income securities may involve
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                  equity features. Capital growth will be
                                  considered, but only when consistent with the
                                  investment objective of high current income.
-------------------------------------------------------------------------------------------------------
AIM V.I. Balanced Fund            The Fund's objective is to                        A I M Advisors, Inc.
                                  achieve as high a total return to investors as
                                  possible, consistent with preservation of
                                  capital. The Fund seeks to achieve its
                                  objective by investing in a broadly
                                  diversified portfolio of high-yielding
                                  securities, including common stocks, preferred
                                  stocks, convertible stocks and bonds. Although
                                  equity securities will be purchased primarily
                                  for capital appreciation and fixed income
                                  securities will be purchased primarily for
                                  income purposes, income and capital
                                  appreciation potential will be considered in
                                  connection with all investments.
-------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation     The Fund's investment                             A I M Advisors, Inc.
Fund                              objective is to seek capital
                                  appreciation through investments in common
                                  stocks, with emphasis on medium-sized and
                                  smaller emerging growth companies. The
                                  investment adviser to the Fund will be
                                  particularly interested in companies that are
                                  likely to benefit from new or innovative
                                  products, services or


-------------------------------------------------------------------------------------------------------
                                  processes that should enhance such companies'
                                  prospects for future growth in earnings.
-------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund               The Fund's investment objective is to achieve     A I M Advisors, Inc.
                                  long-term growth of capital by investing
                                  primarily in equity securities judged by the
                                  Fund's investment adviser to be undervalued
                                  relative to the current or projected earnings
                                  of the companies issuing the securities, or
                                  relative to current market values of assets
                                  owned by the companies issuing the securities
                                  or relative to the equity market generally.
                                  Income is a secondary objective and would be
                                  satisfied principally from the income
                                  (interest and dividends) generated by the
                                  common stocks, convertible bonds and
                                  convertible preferred stocks that make up the
                                  Fund's portfolio.

-------------------------------------------------------------------------------------------------------
AIM V.I. International Equity     The Fund's investment objective is to seek to     A I M Advisors, Inc.
Fund                              provide long-term growth of capital by
                                  investing in a diversified portfolio of
                                  international equity securities the issuers
                                  of which are considered by the Fund's
                                  investment adviser to have strong earnings
                                  momentum. Any income realized by the Fund will
                                  be incidental and will not be an important
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                  criteria in the selection of portfolio
                                  securities.
-------------------------------------------------------------------------------------------------------
Oppenheimer Bond Fund/VA          The Fund's primary objective                   OppenheimerFunds, Inc.
                                  is to earn a high level of
                                  current income.  As a
                                  secondary objective, the Bond
                                  Fund seeks capital growth
                                  when consistent with its
                                  primary objective.  It seeks to
                                  achieve its objective by investing
                                  primarily in debt securities.
-------------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond        The investment objective of                    OppenheimerFunds, Inc.
Fund/VA                           the Fund is to seek a high
                                  level of current income principally derived
                                  from interest on debt securities and to
                                  enhance such income by writing covered call
                                  options on debt securities. Although the
                                  premiums received by the Fund from writing
                                  covered calls are a form of capital gain, the
                                  Fund generally will not make investments in
                                  securities with the objective of seeking
                                  capital appreciation.
-------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Growth    The objective of Growth & Income Fund          OppenheimerFunds, Inc.
Growth & Income                   is to seek a high total return, which includes
Fund/VA                           growth in the value of its shares as well as
                                  current income from equity and debt
                                  securities. In seeking that objective, Growth &
                                  Income may
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

                                  invest in equity and debt securities.
-------------------------------------------------------------------------------------------------------
Oppenheimer Money Fund/VA         The objective of Money Fund                    OppenheimerFunds, Inc.
                                  is to seek the maximum current income from
                                  investments in "money market" securities
                                  consistent with low capital risk and the
                                  maintenance of liquidity. The Money Fund
                                  primarily invests in "money market"
                                  securities.
-------------------------------------------------------------------------------------------------------
MFS Research Series               The Research Series' investment objective is   Massachusetts Financial
                                  to provide long-term growth of                 Services Company
                                  capital and future income. The Research
                                  Series' policy is to invest a substantial
                                  portion of its assets in equity securities of
                                  companies believed to possess better than
                                  average prospects for long-term growth. A
                                  smaller proportion of the assets may be
                                  invested in bonds, short-term obligations,
                                  preferred stocks or common stocks whose
                                  principal characteristic is income production
                                  rather than growth. Such securities may also
                                  offer opportunities for growth of capital as
                                  well as income.
-------------------------------------------------------------------------------------------------------
MFS New Discovery Series          The New Discovery Series' investment           Massachusetts Financial
                                  objective is to seek capital appreciation.     Services Company
                                  The Fund seeks to achieve its objective by
                                  investing,
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                  under normal market conditions, at least 65%
                                  of its total assets in companies that the
                                  Fund's investment adviser believes offer
                                  superior prospects for growth. Such
                                  securities may either be listed on securities
                                  exchanges or traded in the over-the-counter
                                  markets and may be U.S. or foreign companies.
                                  While companies in which the Fund invests may
                                  be of any size, such as companies in a
                                  relatively early stage of development that
                                  offer the potential for accelerated earnings
                                  or revenue growth (emerging growth
                                  companies), or larger or more established
                                  companies whose rates of earnings growth are
                                  expected to accelerate because of special
                                  factors, such as rejuvenated management, new
                                  products, or structural changes in the
                                  economy, the Fund will generally invest in
                                  companies with small market capitalizations
                                  relative to companies included in the
                                  Standard & Poor's 500 Stock Index.
-------------------------------------------------------------------------------------------------------
MFS Growth with Income Series     The Growth with Income Series' investment      Massachusetts Financial
                                  objectives are to provide reasonable           Services Company
                                  current income and long-term growth of


-------------------------------------------------------------------------------------------------------
                                  capital and income. Under normal
                                  market conditions, the Growth with Income
                                  Series will invest at least 65% of its assets
                                  in equity securities of companies that are
                                  believed to have long-term prospects for
                                  growth and income.
-------------------------------------------------------------------------------------------------------
Van Kampen Emerging Growth        The Emerging Growth Portfolio is a mutual        Van Kampen Asset
Portfolio                         fund with an investment objective to seek        Management Inc.
                                  capital appreciation by investing in a
                                  portfolio of securities consisting
                                  principally of common stocks of small and
                                  medium sized companies considered by the
                                  Portfolio's management to be emerging growth
                                  companies.
-------------------------------------------------------------------------------------------------------
Van Kampen Enterprise Portfolio   The Enterprise Portfolio is a mutual fund        Van Kampen Asset
                                  with an investment objective to seek capital     Management Inc.
                                  appreciation through investments in
                                  securities believed by the Fund's investment
                                  adviser to have above average potential for
                                  capital appreciation. Under normal market
                                  conditions, the Fund's management seeks to
                                  achieve the investment objective by investing
                                  in a portfolio of securities consisting
                                  primarily of common stocks of "growth"
                                  companies focusing on those securities
                                  believed
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
                                  to offer a combination of strong business
                                  fundamentals at an attractive price.
-------------------------------------------------------------------------------------------------------
Van Kampen Strategic Stock        The investment objective of the Strategic       Van Kampen Asset
Portfolio                         Stock Portfolio is to seek to provide           Management Inc.
                                  investors with an above average total return
                                  through a combination of potential capital
                                  appreciation and dividend income consistent
                                  with the preservation of invested capital.
                                  Under normal market conditions, the Fund's
                                  investment adviser seeks to achieve the
                                  investment objective by investing in a
                                  portfolio of high dividend yielding equity
                                  securities of companies included in the Dow
                                  Jones Industrial Average or in the MSCI USA
                                  Index.
-------------------------------------------------------------------------------------------------------

Each Series buys and sells shares of the corresponding mutual fund. These Funds invest in stocks, bonds and other investments as indicated above. All dividends declared by the Funds are earned by the Separate Account and reinvested. Therefore, no dividends are distributed to you under the Contract. Instead, dividends generally increase the Accumulation or Annuity Unit Value. You pay no transaction expenses (i.e., front-end or back-end load sales charges) as a result of the Separate Account's purchase or sale of these mutual fund shares. The Funds listed above are available only by purchasing annuities and life insurance policies offered by Security First Life or by other insurance companies and are never sold directly to the public. The shares of each Fund are purchased, without sales charge, for the corresponding Series at the next net asset value per share determined by a Fund after your payment is received by Security First Life. Fund shares will be redeemed by the Series to the extent necessary for Security First Life to make annuity or other payments under the Contracts.

Each of the Funds is a portfolio or series of an open-end management investment company registered with the SEC under the Investment Company Act of 1940. Registration does not involve supervision by the SEC of the investment or investment policies of the Funds. There can be no guarantee that a Fund will meet its investment objectives.

The Funds are available to other registered separate accounts offering variable annuity and variable life products in addition to Security First Life's Separate Account. In the future, a conflict may develop between one or more separate accounts invested in the same Fund. The conflict could develop due to changes in the law affecting variable annuity products or from differences in voting instructions of owners of the different separate accounts. Security First Life monitors the Series for this type of conflict and will remedy the situation if such a conflict develops. This may include the withdrawal of amounts invested in the Funds by you and other Contract Owners.


[SIDE BAR: While the Series and their comparably named Funds may have names, investment objectives and management which are identical or similar to publicly available mutual funds, these are not those mutual funds. The Funds most likely will not have the same performance experience as any publicly available mutual fund.]


        SUBSTITUTION OF FUND SHARES

Security First Life may substitute shares of another fund for Fund shares directly purchased and apply future Purchase Payments under the Contracts to the purchase of these substituted shares if the shares of a Fund are no longer available or further investment in such shares is determined to be inappropriate by Security First Life's management in view of the purposes of the Contracts. However, no substitution is allowed unless the SEC approves the substitution.


[Side Bar: The Funds are more fully described in the Fund prospectuses and their Statements of Additional Information. The prospectuses are attached to or accompany this Prospectus. The Statements of Additional Information are available upon your request.]

PRINCIPAL UNDERWRITER

Security First Financial, Inc., 11365 West Olympic Boulevard, Los Angeles, California 90064, a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc., is the principal underwriter for the Contracts. Security First Financial, Inc. is a Delaware corporation and a subsidiary of SFG.


SERVICING AGENT

SFG provides Security First Life with administrative services, including: office space, supplies, utilities, office equipment, travel expenses and periodic reports.


CUSTODIAN

Security First Life is the custodian of the assets of the Separate Account. The assets of each Series will be physically segregated by Security First Life and held separate from the assets of the other Series and of any other firm, person or corporation. The assets of the Separate Account are further protected by fidelity bonds which cover all of Security First Life's officers and employees.


                                CONTRACT CHARGES

Security First Life deducts the charges described below. Security First Life represents that the charges are reasonable for the services and benefits provided, costs and expenses incurred, and risks assumed under the Contracts.


        SERVICES AND BENEFITS SECURITY FIRST LIFE PROVIDES INCLUDE:

                - the ability for you to make withdrawals and surrenders under the Contracts;
                - the death benefit paid at your death, the Annuitant's death, or the death of the first of joint Contract owners;
                - the available funding options and related programs (including dollar-cost averaging, portfolio rebalancing, and systematic withdrawal programs);
                - administration of the annuity options available under the Contracts; and
                -       the distribution of various reports to Contract owners.

        COSTS AND EXPENSES INCURRED BY SECURITY FIRST LIFE INCLUDE:

                - losses associated with various overhead and other expenses from providing the services and benefits under the Contracts;
                -       sales and marketing expenses; and
                -       other costs of doing business.

        RISKS ASSUMED BY SECURITY FIRST LIFE INCLUDE:

                - risks that Annuitants may live longer than estimated when the annuity factors under the Contracts were established;
                - that the amount of the death benefit will be greater than the Contract value or the maximum of all step-up values for the Enhanced Death Benefit; and
                - that the costs of providing the services and benefits under the contracts will exceed the charges deducted.

Security First Life may also deduct a charge for taxes, if applicable.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

These charges may not be changed under the Contract, and Security First Life may profit from these charges in the aggregate.

ANNUAL POLICY FEE

A $35 annual policy fee is deducted from Fixed Account I and the Separate Account on a pro rata basis on your Contract's anniversary each year until Annuitization. This fee is currently waived if the total of all of your Purchase Payments is more than $50,000.

PREMIUM TAXES

Some states assess premium taxes on the Purchase Payments you make. Generally, premium taxes range from 0% to 2.35% (3.50% in Nevada), depending on the state. The Contracts permit Security First Life to deduct any applicable premium taxes from the Contract Value at or after the time they are incurred. Security First Life currently does not deduct for these taxes at the time you make a Purchase Payment. However, Security First Life will deduct the total amount of premium taxes, if any, from the Contract Value when you elect to begin receiving Annuity payments (Annuitization).

SURRENDER CHARGE

No sales charge is deducted from any Purchase Payment. During the accumulation phase, you can withdraw part or all of the Contract Value. After the first Contract Year, you can withdraw up to 10% of your Contract Value in Fixed Account I and Fixed Account II and 10% of your Contract Value in the Separate Account in your first withdrawal of each year free of surrender charges. If you withdraw money in excess of 10% of your Contract Value, you might have to pay a surrender charge on the excess amount.

The following schedule shows the surrender charges that apply during the seven years following each Purchase Payment:

                       -------------------------------------------
                       Number of Years
                       Since Purchase Payment       Surrender
                       Date                          Charge
                       -------------------------------------------
                       Less than 1 year                 7%
                       -------------------------------------------
                       1 year but less than 2           7%
                       -------------------------------------------
                       2 years but less than 3          6%
                       -------------------------------------------
                       3 years but less than 4          6%
                       -------------------------------------------
                       4 years but less than 5          5%
                       -------------------------------------------
                       5 years but less than 6          4%
                       -------------------------------------------
                       6 years but less than 7          3%
                       -------------------------------------------
                       7 years or more                  0%
                       -------------------------------------------


The surrender charge is calculated by subtracting from the Series or General Account from which you are withdrawing a Purchase Payment an amount determined as follows:

                         the surrender amount
        ----------------------------------------------------------
        1 - the percentage surrender charge expressed as a decimal


Accumulation Units are canceled on a first-in, first-out basis, and the amount credited to your Contract Value with respect to each Purchase Payment will be subject to the surrender charged on a first-in, first-out basis. In no event will a surrender charge imposed on Accumulation Units be more than 9% of Purchase Payments allocated to the Separate Account. The effect of this varying schedule of percentage charges is that amounts that you leave in the Separate Account for longer periods of time are subject to a lower charge than amounts immediately surrendered.

Example of application of surrender charge. Assume your Contract Value is $100,000 at the beginning of Contract Year 2 and you withdraw $30,000. Because that amount is more than your 10% free surrender amount, you would pay a surrender charge of $1,400 on the remaining $20,000 (7% of $30,000 - $10,000).

Keep in mind that withdrawals may be taxable, and if made before age 59 1/2, may be subject to a 10% Federal penalty tax described on page ___. For tax purposes, withdrawals are considered to come from earnings first.

If you make a partial surrender, you will receive a check in the amount requested. The surrender charge, if any, will be deducted from the Series from which the partial surrender was taken. If the amount in a particular Series is completely surrendered, the charge will be taken from the remaining Series in which you have an interest.

[SIDE BAR:      The surrender charge covers marketing expenses for the sale of
                Contracts, such as commissions to sales personnel and other promotion and acquisition expenses.]


        EXCEPTIONS TO SURRENDER CHARGE

In some cases, Security First Life will not charge you the surrender charge when you make a withdrawal. You do not pay the surrender charge:

                -       On transfers made within your Contract.

                - On withdrawals of Purchase Payments you made over seven years ago.

                - If you choose payment over one or more lifetimes or for a period of at least five years (without the right to accelerate the payments).

                - If you die before Annuitization, your Beneficiary(ies) may make partial or full withdrawals under the Contract pursuant to the Beneficiary Continuation provision without deduction of the surrender charge.

                - If you withdraw no more than 10% of your account balance in any Contract Year after the first Contract Year (applies to your first withdrawal of that year only).

               -     If you annuitize purchase payments you made over five
                     (5) years ago.

               - If you are confined to a hospital for at least 30 consecutive days or a skilled nursing home for at least 90 consecutive days. The withdrawal must be in a lump sum and must be requested within 60 days after termination of confinement.

               - When you are an officer, director or full time employee of Security First Life or its affiliates. In this case, the purchase of the Contract is for personal investment purposes only.

               - After the first Contract Year, if you were younger than age 75 at the Contract Date, 50% of the accumulation value may be withdrawn without a surrender charge, if a licensed medical doctor certifies in writing that you suffer from a terminal illness and your life expectancy is six months or less.

ADMINISTRATION FEES

An administration fee of .000411% (.15% per year) is deducted from your interest in the Separate Account on a daily basis.

Contract administration expenses include:

               -     the cost of policy insurance
               -     rent
               -     stationery and postage
               -     telephone and travel expenses
               -     salaries
               -     legal, administrative, actuarial and accounting fees
               -     periodic reports
               -     office equipment, and custodial expenses


MORTALITY AND EXPENSE RISK CHARGE

Security First Life charges a fee for bearing certain mortality and expense risks under the policy. Examples of these risks include a guarantee of annuity rates, the death benefits, certain Contract expenses, and assuming the risk that the expense charges and fees are less than actual administrative and operating expenses. As compensation for assuming these risks, Security First Life will make a daily deduction from the value of the Separate Account's assets equal to 1.25% per year.

If Security First Life has gains from the receipt of the mortality and expense risk charges over its cost of assuming these risks, it may use the gains as it sees fit. This may include the reduction of expenses incurred in distributing the Contracts.

Security First Life may voluntarily waive a portion of the mortality and administrative expense risk charges. Any waiver of these expenses may be terminated at any time.

FEDERAL, STATE AND LOCAL TAXES

Security First Life may in the future deduct charges from the Contract Value for any taxes it incurs because of the Contracts. However, no deductions are being made at the present time.


[SIDE BAR:  Please note that deductions are made and expenses paid out of the underlying Funds' assets, as well. A description of these fees and expenses are described in each Fund's prospectus which follows this Prospectus.]

FREE LOOK PERIOD

You may cancel your Contract within a certain time period. This is known as a "free look." Your Free Look Period is the 10-day period (or longer in certain states) starting when you receive your Contract. If you decide to cancel your Contract, Security First Life must receive your request to cancel in writing at its administrative office within the 10-day period. If the Contract is mailed to Security First Life, it will be considered to be received on the postmark date. If the Contract is sent by certified or registered mail, the date of certification or registration will be considered the date of its return to Security First Life.

The returned Contract will be treated as if Security First Life never issued it, and Security First Life will refund your Purchase Payments or, if required by state law, the greater of the Purchase Payments or the Contract Value. Purchase Payments that you make to the Separate Account will be allocated to the Money Market Portfolio for the number of days of the Free Look Period required by the state in which you live. At the end of the Free Look Period, the account value in the Money Market Portfolio will be reallocated to the Series of the Separate Account that you selected in your Contract application.

                          DESCRIPTION OF THE CONTRACTS


ASSIGNMENT
Your Contract provides that you may freely assign your rights under it. However, if you hold your Contract in connection with a Section 401 or 403 plan, a Roth IRA, or a traditional IRA, you cannot assign or transfer the Contract.

PURCHASE PAYMENTS

You may make a Purchase Payment at any time. Your minimum initial Purchase Payment must be $5,000. Each additional Purchase Payment must at least $500. For IRAs, the initial Purchase Payment is $2,000 and each additional payment is $500. You will receive a confirmation of each Purchase Payment received.

TRANSFERS

        ACCUMULATION UNITS

You may transfer Accumulation Units among the Series or to Fixed Account I of the General Account at any time. You may not make a transfer from the General Account to Accumulation Units, unless you make a reallocation election or participate in the enhanced dollar cost averaging program.

Your transfer instructions must be in writing or, if permitted by Security First Life, by telephone. If Security First Life permits Accumulation Units to be transferred by telephone, you will be required to complete an authorization on the Contract application or on another form that Security First Life will provide. Security First Life will employ reasonable procedures to confirm that telephone instructions are genuine. This will include a requirement that you provide one or more forms of personal identification when requesting a transfer. Security First Life will not be liable for following instructions it reasonably believes to be genuine.

The value of your Accumulation Units will be determined at the value next calculated after receipt of written or telephone instructions. Accumulation Unit values are determined at the close of trading on the New York Stock Exchange, which is currently 4:00 p.m. Eastern time. If your transfer instructions are received up to that time your transfer will be effected at the value calculated at that time. If your instructions are received after 4:00 p.m. Eastern time, your transfer instructions will be carried out at the value next calculated.

        ANNUITY UNITS

You may transfer Annuity Units among the Series at any time with no charge. You may not transfer Annuity Units to the General Account. However, any amounts that you have in the General Account that have not been applied to a fixed annuity income option may be transferred to Annuity Units in one or more Series for application to a variable annuity income option. Transfers of Annuity Units may only be requested in writing and will be effective on the first valuation following receipt of the instructions.

        MINIMUM TRANSFER

A minimum of $500 must be transferred from any Series or from the General Account, except as permitted under a reallocation election or dollar cost averaging program. The value of the Accumulation and Annuity Units transferred will be calculated as of the close of business on the day that the transfer occurs.

DOLLAR COST AVERAGING

Dollar cost averaging (or "automated transfers") allows you to transfer a set dollar amount to other funding options on a monthly, quarterly, semi-annual or annual basis so that more accumulation units are purchased in a funding option if the cost per unit is low and less accumulation units are purchased if the cost per unit is high. Therefore, a lower-than-average cost per unit may be achieved over the long run. There is no additional charge to participate in dollar cost averaging.

You may participate in this program if your Contract Value is $5,000 or more. Under the program, your Accumulation Units from the Series invested in the Money Market Series will be periodically transferred to another Series that you select. The program allows you to invest in non-money market Series over any time period that you choose instead of investing in these other Series all at once.

You choose whether the transfer will be made monthly, quarterly, semi-annually or annually. The minimum transfer amount is $100. You may terminate the program at any time by sending a written notice to Security First Life. (Security First Life reserves the right to limit the number of Series to which transfers can be made.)


            SECURITY FIRST LIFE'S ENHANCED DOLLAR COST AVERAGING PROGRAM (THE "EDCA PROGRAM")

From time to time, Security First Life may credit increased interest rates to you under programs established at no additional charge at Security First Life's discretion. If you are a new Contract owner, you may enroll in Security First Life's EDCA Program, a special pre-authorized transfer program. Under this program, you may allocate a minimum

$10,000 Purchase Payment into the General Account and pre-authorize transfers from the General Account to any of the Series of the Separate Account under either a 6-month or 12-month transfer program. Under either program, the initial Purchase Payment and accrued interest must be transferred to the selected Series in substantially equal monthly installments over the 6-month or 12-month period.


REALLOCATION ELECTION

If your Contract Value is $5,000 or more, you may elect to systematically reallocate values invested in Accumulation Units among the Series and in the Fixed Account I in order to achieve an allocation ratio that you establish. Your request must be made in writing on a form provided by Security First Life. (The reallocation election is not available under either the dollar cost averaging program or the EDCA Program.)

Transfers will occur quarterly. All transfers will be made on the third business day of the month in which the annual or quarterly anniversary of your Contract occurs. No transfer from the General Account shall exceed 20% of your interest invested in the General Account in any year. You may change the allocation ratios once each Contract Year.


Any transfer among the Series outside of the reallocation election will cause the election to terminate.


MODIFICATION OF THE CONTRACTS

Security First Life must make Annuity payments involving life contingencies at no less than the minimum guaranteed Annuity rates incorporated into the Contracts, even if actual mortality experience is different.

Security First Life is legally bound under the Contract to maintain these Annuity purchase rates. Security First Life must also abide by the Contract's provisions concerning:

               -     death benefits
               - deductions from Purchase Payments (including annual policy fee)
               -     deductions from Contract Values for transaction charges
               - deductions from the Separate Account for mortality and expense risk and administrative expense fees
               -     guaranteed rates with respect to fixed benefits

                     Security First Life may change such provisions without your consent to the extent permitted by the Contract, but only:

               - with respect to any Purchase Payments received as a tax free exchange under the Code after the effective date of the change;

               - with respect to benefits and values provided by Purchase Payments made after the effective date of the change to the extent that such Purchase Payments in any Contract Year exceed the first year's Purchase Payments; or

               - to the extent necessary to conform the Contract to any Federal or state law, regulation or ruling.


If you have any questions about any of the provisions of your Contract, you may write or call:
                      Security First Life Insurance Company
                      P.O. Box 92193
                      Los Angeles, California  90009
                      1 (800) 284-4536



                               ACCUMULATION PERIOD


CREDITING ACCUMULATION UNITS IN THE SEPARATE ACCOUNT

Security First Life will credit Accumulation Units to a Series upon receipt of your Purchase Payment or transfer. Security First Life determines the number of Accumulation Units to be credited to a Series by dividing the net amount allocated to a Series out of your Purchase Payment by the value of an Accumulation Unit in the Series next computed following receipt of the Purchase Payment or transfer.

        SEPARATE ACCOUNT ACCUMULATION UNIT CURRENT VALUES

The current value of Accumulation Units of a particular Series depends upon the investment experience of the Fund in which the Series invests its assets. The value of Accumulation Units is determined each business day at the close of trading on the New York Stock Exchange (currently 4:00 p.m. Eastern time ). The value is calculated by multiplying the value of an Accumulation Unit in the Series on the immediately preceding valuation date by the net investment factor for the period since that day. You bear the risk that the aggregate current value invested in the Series may at any time be less than, equal to or more than the amount that you originally allocated to the Series.

[Side Bar:  The NET INVESTMENT FACTOR is an index of the percentage change
            (adjusted for distributions by the Fund and the deduction of the administration fee, mortality and expense risk fee) in the net asset value of the Fund in which a Series is invested, since the preceding Valuation Date. The net investment factor may be greater or less than 1 depending upon the Fund's investment performance.


SURRENDER FROM THE SEPARATE ACCOUNT

You may surrender all or a portion of the cash value of your Contract at any time prior to the Annuity Date. A surrender may result in adverse federal income tax consequences to you including current taxation on the distribution and a penalty tax on the early withdrawal. These consequences are discussed in more detail under "Federal Tax Considerations" on page ___. You should consult your tax adviser before making a withdrawal.

The cash value of your interest in the Separate Account prior to the Annuity Date is determined by multiplying the number of Accumulation Units for each Series credited to your Contract by the current value of an Accumulation Unit in the Series and subtracting any applicable surrender charges or fees. Security First Life will determine the value of the number of Accumulation Units withdrawn at the next computed Accumulation Unit value.

If you request a partial surrender from more than one Series you must specify the allocation of the partial surrender among the Series. You may not make a partial surrender if a withdrawal would cause your interest in any Series or the General Account to have an after surrender value of less than $2,000. However, if you are withdrawing the entire amount allocated to a Series this restrictions does not apply.

        PAYMENT OF SURRENDER AMOUNT

Payment of any amount surrendered from a Series will be made to you within seven days of the date that Security First Life receives your written request.

Security First Life may suspend surrenders when:

               - The SEC restricts trading on the New York Stock Exchange or the Exchange is closed for other than weekends or holidays.
               -      The SEC permits the suspension of withdrawals.

            - The SEC determines that an emergency exists that makes disposal of portfolio securities or valuation of assets of the Funds not reasonably practicable.

ACCOUNT STATEMENTS

You will receive a written account statement each calendar quarter in which a transaction occurs before the Annuity Date. Even if you do not engage in any transactions you will receive at least one written account statement per year. The statement shows:

            -     all transactions for the period being reported

            - the number of Accumulation Units that are credited to your Contract in each Series

            -     the current Accumulation Unit value for each Series

            -     your Contract Value as of the end of the reporting period

Security First Life is careful to ensure the accuracy of calculations and transfers to and within the Separate Account. However, errors may still occur. You should review your statements and confirmations of transactions carefully and promptly advise Security First Life of any discrepancy. Allocations and transfers reflected in a statement will be considered final at the end of 60 days from the date of the statement.



                                ANNUITY BENEFITS

VARIABLE ANNUITY PAYMENTS

Your interest in the Series may be applied to provide you with a Variable Annuity. The dollar amount of the Variable Annuity payments that you receive will reflect the investment experience of the Series but will not be affected by adverse mortality experience which may exceed the mortality risk charge established under the Contract.

        ASSUMED INVESTMENT RETURN

Unless you elect otherwise, the Assumed Investment Return is 4.25% per year. If the laws and regulations of your State allow, you may elect an Assumed Investment Return of 3.50%, 5% or 6%. The Assumed Investment Return does not bear any relationship to the actual net investment experience of the Series.

Your choice of Assumed Investment Return affects the pattern of your Annuity payments. Your Annuity payments will vary from the Assumed Investment Return depending on whether the investment experience of the Series in which you have an interest is better or worse than the Assumed Investment Return. The higher your Assumed Investment Return, the higher your first Annuity payment will be. Your next payments will only increase in proportion to the amount the investment experience of your chosen Series exceeds the Assumed Investment Return and Separate Account charges. Likewise, your payments will decrease if the investment experience of your chosen Series is less than the Assumed Investment Return and Separate Account charges. A lower Assumed Investment Return will result in a lower initial Annuity payment, but subsequent Annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the Series. Conversely, a higher Assumed Investment Return would result in a higher initial payment than a lower Assumed Investment Return, but later payments will rise more slowly or fall more rapidly.


ELECTION OF ANNUITY DATE AND FORM OF ANNUITY

You choose the Annuity Date and the form of Annuity payment.


        ELECTION OF ANNUITY DATE

If you do not choose an Annuity Date at least thirty-one days before Annuitization, your Normal Annuity Date automatically will be the later of:

            - the Contract anniversary nearest to the Annuitant's 100th birthday, or

            -     the tenth anniversary of the Contract Date.


You may select an optional Annuity Date that is earlier than the Normal Annuity Date described above. This Annuity Date may be the first day of any month before the Normal Annuity Date.

Please note that the Qualified Contracts may require a different Normal Annuity Date and may prohibit the selection of certain optional Annuity Dates.

        FORM OF ANNUITY


[SIDE BAR: There are three people who are involved in payments under your
Annuity:

               -     you, the Owner
               -     the Annuitant
               -     the Beneficiary

The Owner and the Annuitant may be the same person.]

Currently, Security First Life provides you with a wide variety of income payments to suit a range of personal preferences. Each Annuity payment option, except Option 5, is available on both a Fixed and Variable Annuity basis. Option 5 is available on a Fixed basis only.

OPTION 1 - LIFE  ANNUITY

You receive Annuity payments monthly during the lifetime of the Annuitant. These payments stop with the last payment due before the death of the Annuitant. Because Security First Life does not guarantee a minimum number of payments under this arrangement, this option offers the maximum level of monthly payments involving a life contingency.

OPTION 2 - LIFE ANNUITY WITH 120, 180, OR 240 MONTHLY PAYMENTS CERTAIN

You receive a guaranteed minimum number of monthly Annuity payments during the lifetime of the Annuitant. In addition, Security First Life guarantees that you, (or your Beneficiary, if you are the Annuitant) will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period.

OPTION 3 - INSTALLMENT REFUND LIFE ANNUITY

An Annuity payable monthly during the lifetime of an individual. You receive a guaranteed minimum number of monthly payments which are equal to the amount of your Contract Value allocated to this option divided by the first monthly payment. If you die before receiving the minimum number of payments, the remaining payments will be made to your Beneficiary.

OPTION 4 - JOINT AND LAST SURVIVOR LIFE ANNUITY

You receive Annuity payments monthly during the lifetime of you and another payee (the joint payee) and during the lifetime of the survivor of the two of you. Security First Life stops making payments with the last payment before the death of the last surviving payee. Security First Life does not guarantee a minimum number of payments under this arrangement. For example, you or your joint payee might receive only one Annuity payment if both of you die before the second Annuity payment. The election of this option is ineffective if either of you dies before Annuitization. In that case, the survivor becomes the sole payee, and Security First Life does not pay death proceeds because of the death of the other payee.

OPTION 5 - PAYMENTS FOR A DESIGNATED PERIOD (FIXED ANNUITY ONLY)

Security First Life makes Annuity payments monthly to you or another properly-designated payee, or to the Beneficiary at you or another payee's death, for a selected number of years ranging from five to thirty. You may not commute Fixed Annuity payments to a lump sum under this option.

If you do not choose a form of Annuity payment, Option 2, a life annuity with a guaranteed minimum of 120 monthly payments, will automatically be applied to your Contract. You may make changes to an optional form of Annuity payment at any time until 31 days before the Annuity date.

The first year's Annuity payment described in Options 1 - 4 are calculated on the basis of:

               -     the mortality table specified in the Contract
               -     the age and, where permitted, the sex of the Annuitant
               -     the type of Annuity payment option selected, and
               -     the assumed investment return selected.

The fixed Annuity payments described in Option 5 are calculated on the basis of:

               -     the number of years in the payment period, and
               - the interest rate currently paid with respect to the option.

Fixed Annuities are funded through the General Account of Security First Life.


FREQUENCY OF PAYMENT

Your payments under all options will be made on a monthly basis unless you and Security First Life have agreed to a different arrangement.

Payments from each Series must be at least $100 each. If a payment from a Series will be less than $100, Security First Life has the right to decrease the frequency of payments so that each payment from a Series will be at least $100.

LEVEL PAYMENTS VARYING ANNUALLY

Your variable Annuity payments are determined yearly rather than monthly. As a result, you will receive a uniform monthly Annuity payment for each Annuity year. The level of payments for each year is based on the investment performance of the Series up to the Valuation Date as of which the payments are determined for the year. As a result, the amounts of the Annuity payments will vary with the investment performance of the Series from year to year rather than from month to month. Your monthly variable Annuity payments for the first year will be calculated on the last Valuation Date of the second calendar week before the Annuity date. The amount of your monthly variable Annuity payments will be calculated using a formula described in the Contract. On each anniversary of the Annuity date, Security First Life will determine the total monthly payments for the year then beginning. These payments will be determined by multiplying the number of Annuity units in each Series from which payments are to be made by the annuity unit value of that Series for the valuation period in which the first payment for that period is due.

After calculating the amount due to you, Security First Life transfers the amount of the year's Variable Annuity payments to a General Account at the beginning of the year. Although the amount in the Separate Account is credited to you and transferred to the General Account, you do not have any property rights in this amount. You do have a contractual right to receive your Annuity payments.

The monthly Annuity payments for the year are made from the General Account with interest using the standard assumed investment return of 4.25% or the Assumed Investment Return that you selected. As a result, Security First Life will experience profits or losses on the amounts placed in the General Account in providing level monthly payments to you during the year that meet the Assumed Investment Return that you selected. For example, if the net investment income and gains in the General Account are lower than the Assumed Investment Return selected, Security First Life will experience a loss.

You will not benefit from any increases or be disadvantaged from any decreases in any Annuity Unit Values during the year because the Annuity payments for that year are set at the beginning of the year. These increases and decreases will be reflected in the calculation of Annuity payments for the following year.

Annuity Unit Values

This is how Security First Life calculates the Annuity Unit Value for each
Series:

            - First, Security First Life determines the change in investment experience (including any investment-related charge) for the underlying Fund from the previous Valuation Date to the current Valuation Date.

            - Next, it subtracts the daily equivalent of your insurance-related charge (general administrative expense and mortality and expense risk charges) for each day since the last day the Annuity Unit Value was calculated.

            - Then, it divides the result by the daily equivalent of your Assumed Investment Return.

            - Finally, the previous Annuity Unit Value is multiplied by this result.



                                 DEATH BENEFITS



DEATH BEFORE THE ANNUITY DATE

Death benefits are payable to the Beneficiary if Security First Life receives due proof of death, prior to Annuitization, of: (1) you, the Contract Owner or
(2) the first Contract Owner to die, in the case of a Contract with joint owners. (In situation #2 above, the death benefits will be paid to the surviving Contract Owner.)

[SIDE BAR: Proof of death includes a certified death certificate, or attending physician's statement, a decree of a court of competent jurisdiction as to the finding of death, or other documents that Security First Life agrees to accept as proof of death.]

The Contract's death benefits at any time are the greater of (1) the current Contract Value; (2) the amount of purchase payments received under the contract reduced by amounts already applied to produce annuity income payments or for any prior partial surrenders; or (3) if you are eligible, the minimum guaranteed death benefit. For this purpose, the current Contract Value is the value next determined after the later of the date when Security First Life receives:(1) due proof of death;

or (2) an election of continuation of the Contract or of payment either in one sum or under an Annuity payment option. Death benefits will be reduced by the amount of any Contract Value surrendered and, in certain states, by the applicable premium tax charge.

        CALCULATION OF MINIMUM GUARANTEED DEATH BENEFIT

You are eligible for the minimum guaranteed death benefit if you or the oldest of joint owners are under age 70 when the contract is purchased.

At the inception of the Contract, the minimum guaranteed death benefit is equal to your initial Purchase Payment. Thereafter, the minimum guaranteed death benefit will be increased by any purchase payment made and decreased by the percentage of any Contract Value surrendered.

On the anniversary of the first Contract Year and every anniversary thereafter until you or the oldest of joint Owners reaches age 70, the minimum guaranteed death benefit under the Contract is recalculated to determine whether a higher (but never a lower) guarantee will apply. The purpose of the recalculation is to give you the benefit of any positive investment experience under your Contract. Your Contract's previous investment experience can cause the minimum guaranteed death benefit to increase on the recalculation date, but it cannot cause it to decrease. The minimum guaranteed death benefit determined on a recalculation date is the larger of:

        - the minimum guaranteed death benefit that applied to your Contract just before the recalculation

        -     the Contract Value on the date of recalculation


The new minimum guaranteed death benefit applies to your Contract until the next recalculation date, or until you make a Purchase Payment or surrender. In that case, the same adjustment will be made to the minimum guaranteed death benefit as is made during the first Contract Year.

        BENEFICIARY CONTINUATION

If you have more than one Beneficiary living at the time of your death, each will share the proceeds of the death benefit equally unless you elect otherwise. Pursuant to the Internal Revenue Code's general requirement that death benefits must be distributed within five years after the death of the Contract Owner (or, if applicable, the Annuitant), the Beneficiary Continuation provision permits a Beneficiary to hold his or her share of the death benefit in the Contract and to continue the Contract for a period ending no later than five years after the date of death, provided that the Beneficiary's share of the death benefit meets Security First Life's published minimum (currently $5,000 for non-Qualified Contracts and $2,000 for Qualified Contracts). The Contract cannot be continued for any Beneficiary whose share of the death benefit does not meet the minimum.

The Beneficiary has 90 days after the date that Security First Life receives due proof of death to make an election with respect to his or her share of the death benefit. The Beneficiary may elect either: (1) payment of the death benefit in a single sum; (2) application of the death benefit to a permitted Annuity payment option with payments to begin within one year of the date of death; or (3) Beneficiary Continuation, provided that the Beneficiary's share of the death benefit meets the published minimum. If the Beneficiary does not make an election within 90 days after Security First Life receives proof of death, the Contract will be continued under the Beneficiary Continuation provision for a period ending five years after the date of death. If Beneficiary Continuation is not available because the Beneficiary's share of the death benefit does not meet Security First Life's published minimum, however, the death benefit will be paid in a single sum unless the Beneficiary elects an Annuity payment option within 90 days after Security First Life receives due proof of death.

If the Contract is continued under the Beneficiary Continuation provision, the death benefit becomes the Contract Value on the date the continuation is effected, and will be allocated among the accounts in the same proportion as they had been prior to the continuation. In addition, the Beneficiary will have the right to make transfers and fully or partially surrender his or her portion of the Contract Value, but may not make further Purchase Payments or exercise the dollar cost averaging feature. (In the event of multiple Beneficiaries, no transfers or partial surrenders will be permitted, but any Beneficiary may surrender 100% of his or her share of the Contract proceeds prior to the settlement date.) No minimum guaranteed death benefit amount or contingent deferred sales charge will apply. No later than five years from the date of death of the Contract Owner (or, if applicable, the Annuitant), Security First Life will pay the Beneficiary's Contract Value to the Beneficiary in a lump sum. If the Beneficiary dies during that five year period, the Beneficiary's death benefit will be the Beneficiary's Contract Value on the date when Security First Life receives due proof of the Beneficiary's death.

        SPOUSAL CONTINUATION

The Contract may be continued after your death prior to Annuitization in certain spousal arrangements. First, if a Contract has spousal joint owners Beneficiaries under the Contract, then upon the death of one Contract Owner, the other may elect to continue the Contract under the Spousal Continuation provision rather than receive the death benefit. In addition, if only you are the Contract Owner (or, if applicable, the Annuitant) and your spouse is the only primary Beneficiary, he or she can elect to continue the Contract in the event of death. In either of these situations, your surviving spouse may elect one of the following three options within 90 days after Security First Life receives due proof of your death (or if applicable, the Annuitant's death). Your surviving spouse may elect: (1) to receive the death benefit either in one lump sum or under a permitted payment option; (2) to continue the Contract under the Beneficiary Continuation provision; or (3) to continue the Contract under the Spousal Continuation provision with your surviving spouse as the Contract Owner (and Annuitant, if applicable). If the surviving spouse does not make an election within 90 days after Security First Life receives proof of death, the Contract will automatically be continued under the Spousal Continuation provision, with the result that your surviving spouse will forego the right to receive the death benefit at that time.

If you outlive all of your Beneficiaries, the death benefit will be paid to your estate in a lump sum. No Beneficiary shall have the right to assign or transfer any future payments under the Options, except as provided in the election or by law.

You will also be considered to have outlived your Beneficiary(ies) in the following situations:

            -     Your Beneficiary(ies) and you die at the same time.

            - Your Beneficiary(ies) dies within 15 days of your death and proof of your death is received by Security First Life before the date due.



DEATH AFTER THE ANNUITY DATE

If the Annuitant dies on or after the Annuity Date, the amounts payable to the Beneficiary(ies) or other properly designated payees will be distributed according to the Annuity Payment option in effect. The Beneficiary(ies) will:

            -     have all the remaining rights and powers under a Contract, and

            -     be subject to all the terms and conditions of the Contract.

Unless otherwise restricted, a Beneficiary receiving Annuity payments under Option 2 or 3 after the Annuitant's death may elect to receive the present value of the remaining Annuity payments certain in a single payment. This single payment is calculated on the basis of the assumed investment return periodically selected. This election is not available to a Beneficiary receiving Fixed Annuity payments.

If none of your Beneficiaries survive the Annuitant, the value of any remaining payments certain on the death of Annuitant, calculated on the basis of the assumed investment return that you previously chose, will be paid in a lump sum to the Annuitant's estate unless other provisions have been made and approved by Security First Life. This value is calculated on the next day of payment following receipt of due proof of death.

Unless otherwise restricted, a Beneficiary receiving variable payments under Option Two or Three may elect at any time to receive the present value of the remaining number of Annuity payments certain in a lump sum payment after the death of an Annuitant. The present value of the remaining Annuity payments will be calculated on the basis of the assumed investment return previously selected. This lump sum payment election is not available to a Beneficiary receiving Fixed Annuity payments.

                           FEDERAL TAX CONSIDERATIONS

The following general discussion of the federal income tax consequences under this Contract is not intended to cover all situations, and is not meant to provide tax advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax adviser regarding your personal situation. Additional tax information is included in the SAI. (Neither this Prospectus nor the SAI addresses state, local or foreign tax matters.)

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for money put into an annuity. The Internal Revenue Code (the "Code") governs how this money is ultimately taxed. There are different rules for Qualified and Non-qualified Contracts and depending on how the money is distributed, as briefly described below.

You generally will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal or as an Annuity payment. This concept is known as tax deferral. In addition, Security First Life will not be taxed on the investment income and capital gains of the Separate Account.


[SIDE BAR:  A QUALIFIED CONTRACT is a Contract that is purchased for certain types of tax-advantaged retirement plans (previously defined as "qualified plans").

        For purposes of this Prospectus, qualified plans include:

                  - SECTION 401 PLANS (pension and profit-sharing plans, including plans for the self-employed)

                  -     SECTION 403(b) PLANS (tax-deferred annuities)

                  -     SECTION 457 PLANS (deferred compensation plans)

                  - TRADITIONAL INDIVIDUAL RETIREMENT ACCOUNTS AND ANNUITIES ("IRAS")

                  -     ROTH IRAS

A NON-QUALIFIED CONTRACT is a Contract that is purchased on an individual basis with after-tax dollars and not under one of the programs listed above in the description of a Qualified Contract.]


[SIDE BAR:  Please note that the terms of your particular plan, IRA or Roth IRA may limit your rights otherwise available under the Contract.]


NON-QUALIFIED CONTRACTS

If you are the owner of a Non-qualified Contract, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments (for example, there is no deduction available for Purchase Payments), but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal (that is, a distribution made prior to Annuitization) or as Annuity payments.

Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law. A lump sum taken in lieu of remaining Annuity payments will be treated as a withdrawal for tax purposes.

If a Non-qualified Contract is owned by someone other than an individual (for example, by a corporation), the Contract will generally not be treated as an annuity for tax purposes. For these entities, any increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includible in the Owner's annual income.

        WITHDRAWALS

If you make a partial withdrawal, for tax purposes, the amount withdrawn will generally be treated as first coming from earnings and then from your Purchase Payments. These withdrawn earnings are includible in your gross income and are taxed at ordinary income rates.

[SIDE BAR:     Earnings are the income that your Contract generates.

There is income in the Contract to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments you paid less any amount received previously which was excludible from gross income.]

        ANNUITY DISTRIBUTIONS

When you receive an Annuity payment, part of each payment is considered a return of your Purchase Payments and will not be taxed. The remaining portion of the Annuity payment (that is, any earnings) is included in your gross income and will be considered ordinary income for tax purposes.

How the Annuity payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity payments are expected to be made. Annuity payments received after you have received all of your premium payments are fully includible in income.


        EARLY SURRENDER PENALTY

The Code also provides that income distributed as an Annuity or lump sum withdrawal from a Non-qualified Contract may be subject to a penalty. The amount of the penalty is equal to 10% percent of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

                  -     paid on or after the date you reach age 59 1/2;

                  -     paid to your Beneficiary(ies) after you die;

                  - paid if you become totally disabled (as that term is defined in the Code);

                  - paid in a series of substantially equal payments made annually (or more frequently) under a life or joint life expectancy Annuity;

                  -     paid under an immediate Annuity; or

                  - which come from Purchase Payments made prior to August 14, 1982.

(Other exceptions to the penalty may be available, and if you are not yet age 59 1/2, you should consult your tax advisor to determine whether you have met all of the requirements for any particular exception.)

The penalty also will be imposed if you elect to receive payments in substantially equal installments as a life or life expectancy Annuity prior to age 59 1/2 and then change the method of distribution before you reach the age of 59 1/2. You will be assessed the penalty even after age 59 1/2 if payments have not continued for five years.

If you are issued multiple annuity contracts within a calendar year by one company or its affiliates, the tax law may treat these contracts as one annuity contract for purposes of determining your tax on any distribution. This treatment may result in adverse tax consequences for you.

QUALIFIED CONTRACTS

The full amount of all distributions received from a Section 401, 403(b), 457 plan or IRA (except for a return of non-deductible employee or IRA contributions) are generally included in your gross income and are taxed at ordinary income rates unless the distribution is transferred in an eligible rollover to the Contract. In certain cases, distributions received from a Roth IRA are also included in gross income.

Generally, distributions are included in your income in the year in which they are paid. However, in the case of a Section 457 plan, a distribution is includible in the year it is paid or when it is made available, depending upon whether certain Code requirements are met. In very limited situations, a lump sum distribution from a Section 401 plan may qualify for special tax treatment, including special forward income averaging, special long term capital gain treatment or deferral with respect to net unrealized appreciation.

        MANDATORY MINIMUM DISTRIBUTIONS

If you are a participant in a Section 401, 403(b) or 457 plan or an IRA, you generally must begin receiving withdrawals from your Contract Value or Annuity payments for life or a period not exceeding the life expectancy of you or you and a beneficiary by April 1 of the calendar year following the year you turn 70 1/2 (or, in some cases, the year you retire, if later).

In addition, distributions under Section 401, 403(b) and 457 plans and IRAs must satisfy the minimum incidental death benefit requirements of the Code, which impose additional minimum distribution requirements during life. However, if the distributions described in the preceding paragraph are made to you over your life expectancy or the joint life expectancy of you and your spouse, the minimum incidental death benefit requirements are treated as satisfied.

If you are the owner of a Roth IRA, distributions are not required during your lifetime.

        EARLY SURRENDER PENALTY

If you receive a taxable distribution from a Section 401 plan, Section 403(b) plan or IRA under your Contract before you reach age 59 1/2, this amount may be subject to a 10% penalty tax in addition to ordinary income tax.

[As indicated in the chart below, some distributions prior to age 59 1/2 are exempt from the penalty. Some of these exceptions include any amounts received:

                                                           Type of Plan
          ------------------------------------------------------------------------
                                                401         403(b)        IRA

          ------------------------------------------------------------------------
          After you die                         X             X             X
          (paid to your Beneficiary(ies))
          ------------------------------------------------------------------------
          After you become totally disabled     X             X             X
          (as defined in the Code)
          ------------------------------------------------------------------------
          If you separate from service after    X             X
          you reach age 55
          ------------------------------------------------------------------------
          In a series of substantially equal    X             X             X
          payments made annually (or more       (after
          frequently) under a life or joint     separation
          life expectancy Annuity               from
                                                service)
          ------------------------------------------------------------------------
          Pursuant to a domestic relations      X        X
          order
          ------------------------------------------------------------------------



(Other exceptions to the penalty may be available, and if you are not yet age 59 1/2, you should consult your tax advisor to determine whether you have met all of the requirements for any particular exception.)

The penalty also will be imposed if you elect to receive payments in substantially equal installments as a life or joint life expectancy Annuity prior to age 59 1/2 and then change the method of distribution before you reach the age of 59 1/2. You will be assessed the penalty even after age 59 1/2 if payments have not continued for five years.

Distributions before age 59 1/2 generally are not permitted under Section 457 plans. You may not receive distributions until you reach the age of 70 1/2 unless you separate from service or are faced with an unforeseeable emergency. Distributions from Section 457 plans are not subject to the penalty tax for early withdrawals.

        ROLLOVERS OF PLAN CONVERSIONS

You may roll over distributions (other than certain distributions, such as required distributions) from one plan or arrangement to another plan or arrangement without incurring any Federal income tax under some circumstances. These circumstances are as follows:



                   Distribution from:              May be Rolled into:
                   ------------------              -------------------

                  ------------------------------------------------------------
                  -  Section 401 plan           another Section 401 plan;
                                                or an IRA
                  ------------------------------------------------------------
                  -  Section 403(b) plan        another Section 403(b) plan;
                                                or an IRA
                  ------------------------------------------------------------
                  -  IRA                        another IRA;
                                                a Roth IRA (under certain
                                                  conditions); or
                                                a Section 401 or 403(b) plan
                                                  if the IRA contains only
                                                  permissible rollover amounts
                  ------------------------------------------------------------


        DEDUCTIONS FOR PLAN CONTRIBUTIONS

You may deduct your contributions to Section 401 plans and Section 403(b) plans in the year when made up to the limits specified in the Code. These plans may also permit non-deductible employee contributions. Any non-deductible employee contribution that you make will be received tax free as a portion of each Annuity payment.

WITHHOLDING

        MANDATORY 20% WITHHOLDING FOR "ELIGIBLE ROLLOVER DISTRIBUTIONS"

If you are participating in a Section 401 plan or a Section 403(b) plan, Security First Life is required to withhold 20% of the taxable portion of your withdrawal that constitutes an "eligible rollover distribution" for Federal income tax purposes.

Generally, an "eligible rollover distribution" is any taxable amount that you receive from a Qualified Contract, except for distributions that are:

                  - paid over your life or the joint life expectancy of you and your Beneficiary(ies);

                  -     paid over a period of 10 years or more;

                  - necessary to satisfy the minimum distribution requirements; or

                  - certain contributions from Section 401 and Section 403(b) plans paid as hardship distributions.

The requirements discussed below under "Other tax withholding" will apply to any distribution that is not an eligible rollover distribution.

You may not elect out of the 20% withholding requirement. However, Security First Life is not required to withhold the money if an eligible rollover distribution is rolled over into an IRA or other eligible retirement plan, or is directly transferred in a trustee-to-trustee transfer to either arrangement.

        OTHER TAX WITHHOLDING

Different withholding rules apply to taxable withdrawals such as Annuity payments and partial withdrawals that are not eligible rollover distributions.

The withholding rules are determined at the time of payment. You may elect out of these withholding requirements at any time. You also may revoke a non-withholding election made with respect to Annuity payments at any time and tax withholding will begin again at that time. Security First Life will notify you at least annually of your right to revoke or reinstate tax withholding.

        TAXPAYER IDENTIFICATION NUMBER ("TIN")

You are required by law to provide Security First Life (as payor) with your correct TIN. If you are an individual, the TIN is your social security number.

                                  VOTING RIGHTS

As the owner of the Separate Account, Security First Life is the legal owner of the shares of the funding options. Based upon Security First Life's current view of applicable law, you have voting interests under your Contract concerning Fund shares and are entitled to vote on Fund proposals at all regular and special shareholders meetings. Therefore, you are entitled to give us instructions for the number of shares which are deemed attributable to your Contract.

Security First Life will vote all shares of the underlying Funds as directed by you and other Contract Owners who have voting interests in the Funds. Security First Life will send you and other Contract Owners, at a last known address, all periodic reports, proxy materials and written requests for instructions on how to vote those shares. When Security First Life receives these instructions, it will vote all of the shares in proportion to the instructions. If Security First Life does not receive your voting instructions, it will vote your interest in the same proportion as represented by the votes it receives from the other Owners. If Security First Life determines that it is permitted to vote the shares in its own right due to changes in the law or in the interpretation of the law, it may do so.

Security First Life is under no duty to inquire into voting instructions or into the authority of the person issuing such instructions. All instructions will be valid unless Security First Life has actual knowledge that they are not.

When Annuity payments begin, the Annuitant will have all voting rights in regard to Fund shares.

There are certain circumstances under which Security First Life may disregard voting instructions. However, in this event, a summary of our action and the reasons for such action will appear in the next semiannual report.

The number of votes that each person having the right to vote receives is determined on a record date that is set no more than 90 days before the meeting. Voting instructions will be requested at least 10 days before the meeting. Only Owners or Annuitants on the record date may vote.

The number of shares to which you are entitled to vote is calculated by dividing the portion of your Contract Value allocated to that Fund on the record date by the net asset value of a Fund share on the same date.



                                 YEAR 2000 ISSUE

Security First Life and its service providers, including the underlying Fund options, depend on the smooth operation of their computer systems. Many computer and software systems in use today cannot recognize the Year 2000, but revert to 1900 or some other date, due to the manner in which dates were encoded and calculated. That failure could have a negative impact on Security First Life and the Separate Account, including the calculation of your interest in the Series, on the Funds' handling of securities trades, pricing and account services, as well as on the companies in which the Funds will invest. Security First Life is monitoring the efforts of the service providers to prepare their systems for the Year 2000 and expects that each Series service providers will be adapted before that date. There can be no guarantee, however, that Security First Life or its service providers will be successful or that the steps taken by Security First Life will be sufficient to avoid any adverse impact on the Separate Account and each of its Series.

                                LEGAL PROCEEDINGS

There are no present or pending material legal proceedings affecting the Separate Account. Security First Life, in the ordinary course of its business, is engaged in litigation of various kinds which in its judgment is not of material importance in relation to its total assets.


                             ADDITIONAL INFORMATION

You may contact Security First Life at the address and phone number on the cover of this Prospectus for further information. A copy of the Statement of Additional Information, dated _____________, 1999, which provides more detailed information about the contracts, may also be obtained. The table of contents for the Statement of Additional Information is attached at page ____.

A Registration Statement has been filed with the SEC under the Securities Act of 1933 for the Contracts offered by this Prospectus. This Prospectus does not contain all of the information in the Registration Statement. Please refer to this Registration Statement for further information about the Separate Account, Security First Life and the Contracts. Any statements in this Prospectus about the contents of the Contracts and other legal instruments are only summaries. Please see the filed versions of these documents for a complete statement of any terms.

                                                     '33 Act File No. 33-







                                  STATEMENT OF

                             ADDITIONAL INFORMATION



                     SECURITY FIRST LIFE SEPARATE ACCOUNT A



           ----------------------------------------------------------

              SECURITY FIRST FORESIGHT VARIABLE ANNUITY CONTRACTS

           ----------------------------------------------------------




                      SECURITY FIRST LIFE INSURANCE COMPANY


                               ____________, 1999







This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus. A copy of the prospectus, dated ___________, 1999, may be obtained without charge by writing to Security First Life Insurance Company, P.O. Box 92193, Los Angeles, California 90009 or by telephoning
1 (800) 284-4536.

[SF                     ]

                                TABLE OF CONTENTS



                                                         Page
-------------------------------------------------------------
The Insurance Company                                     3

The Separate Account                                      3

Net Investment Factor                                     3

Annuity Payments                                          4

Additional Federal Income Tax Information                 6

Obtaining Tax Advice                                      7

Underwriters, Distribution of the Contracts               7

Calculation of Performance Data                           7

Voting Rights                                             9

Safekeeping of Securities                                 9

Servicing Agent                                           9

Independent Auditors                                     10

Legal Matters                                            10

State Regulation of Security First Life                  10

Financial Statements                                     10

THE INSURANCE COMPANY

Security First Life Insurance Company ("Security First Life") is a wholly owned subsidiary of Security First Group, Inc. ("SFG"). Security First Group, Inc. ("SFG"), the parent of Security First Life, is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"), a New York mutual life insurance company. MetLife, with assets of $215.3 billion at December 31, 1998, is the second largest life insurance company in the United States in terms of total assets. As a mutual life insurance company, MetLife has no shareholders. However, MetLife announced in November 1998 its intention to convert to a stock company. The "demutualization" plan will be subject to approval of the Board of Directors, the state of New York Insurance Department and policyholders. As of May 28, 1999, MetLife does not know the details of the plan or when or if it will take place.

THE SEPARATE ACCOUNT

The Security First Life Separate Account A ("Separate Account") presently funds the Contracts described in this Prospectus and group variable annuity contracts on Forms SF1700, SF135 R2C, SF 224FL, SF 226R1, SF 230, SF 234 and SF 236. These group variable annuity contracts are described in other prospectuses. The individual combination fixed and variable annuity contracts ("Contracts") described in this Statement of Additional Information and related prospectuses are distinct contracts from the above described group variable annuity contracts.

Amounts allocated to the Separate Account under the Contracts are invested in the securities of SEVENTEEN FUNDS: (i) THE FEDERATED EQUITY INCOME FUND II, FEDERATED AMERICAN LEADERS FUND II, AND FEDERATED HIGH INCOME BOND FUND II OF THE FEDERATED INSURANCE SERIES; (ii) AIM V.I. BALANCED FUND, AIM V.I. CAPITAL APPRECIATION FUND, AIM V.I. VALUE FUND, AND AIM V.I. INTERNATIONAL EQUITY FUND OF THE AIM VARIABLE INSURANCE FUNDS; (iii) OPPENHEIMER BOND FUND/VA, OPPENHEIMER STRATEGIC BOND FUND/VA, OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA, AND OPPENHEIMER MONEY FUND/VA OF THE OPPENHEIMER VARIABLE ACCOUNTS FUNDS; (iv) MFS RESEARCH SERIES, MFS NEW DISCOVERY SERIES, AND MFS GROWTH WITH INCOME SERIES OF THE MFS VARIABLE INSURANCE TRUST; AND (v) VAN KAMPEN EMERGING GROWTH PORTFOLIO, VAN KAMPEN ENTERPRISE PORTFOLIO, AND VAN KAMPEN STRATEGIC STOCK PORTFOLIO OF THE VAN KAMPEN LIFE INVESTMENT TRUST.

The Separate Account is divided into a number of Series of Accumulation and Annuity Units, seventeen of which are offered under the Contracts: (i) the Federated Equity Income Fund II, Federated American Leaders Fund II, and Federated High Income Bond Fund II of the Federated Insurance Series; (ii) AIM V.I. Balanced Fund, AIM V.I. Capital Appreciation Fund, AIM V.I. Value Fund, and AIM V.I. International Equity fund of the AIM Variable Insurance Funds; (iii) Oppenheimer Bond Fund/VA, Oppenheimer Strategic Bond Fund/VA, Oppenheimer Main Street Growth & Income Fund/VA, and Oppenheimer Money Fund/VA of the Oppenheimer Variable Accounts Funds; (iv) MFS Research Series, MFS New Discovery Series, and MFS Growth wit Income Series of the MFS Variable Insurance Trust; and (v) Van Kampen Emerging Growth Portfolio, Van Kampen Enterprise Portfolio, and Van Kampen Strategic Stock Portfolio of the Van Kampen Life Investment Trust.

NET INVESTMENT FACTOR

The Separate Account net investment factor is an index of the percentage change (adjusted for distributions by the Fund and the deduction of the actuarial risk fee) in the net asset value of each Fund in which the Series is invested, since the preceding Business Day. The Separate Account net investment factor for each Series of Accumulation Units is determined for any Business Day by dividing (i) the net asset value of a share of the Fund which is represented by such Series at the close of business on such day, plus the per share amount of any distributions made by such Fund on such day by (ii) the net asset value of a share of such Fund determined as of the close of business on the preceding Business Day and then subtracting from the result the daily factors for administration fees, mortality and expense risks (.003836%) for each calendar day between the preceding Business Day and the end of the current Business Day.

ANNUITY PAYMENTS

Basis of Variable Benefits

The Variable Annuity benefits rates used in determining Annuity Payments under the Contracts are based on actuarial assumptions, reflected in tables in the Contracts, as to the expected mortality and adjusted age and the form of Annuity selected. The mortality basis for these tables is Security First Life's Modified Select Annuity Mortality Table, projected to the year 2000 on Projection Scale C, with interest at 4.25% for all functions involving life contingencies and the portion of any period certain beyond 10 years, and 3.25% for the first 10 years of any certain period. Adjusted age in those tables means actual age to the nearest birthday at the time the first payment is due, adjusted according to the following table:


CALENDAR YEAR OF BIRTH      ADJUSTED AGE IS
----------------------      ---------------
Before 1916                 Actual Age
1916 - 1935                 Actual Age Minus 1
1936 - 1955                 Actual Age Minus 2
1956 - 1975                 Actual Age Minus 3
1976 - 1995                 Actual Age Minus 4


Determination of Amount of Monthly Variable Annuity Payments For First Year

The Separate Account value used to establish the monthly Variable Annuity Payment for the first year consists of the value of Accumulation Units of each Series of the Separate Account credited to a Contract Owner on the last day of the second calendar week before the Annuity Date. The Contracts contain tables showing monthly payment factors and Annuity premium rates per $1,000 of Separate Account value to be applied under Options 1 through 4.

At the beginning of the first payment year an amount is transferred from the Separate Account to the General Account and level monthly Annuity Payments for the year are made out of the General Account for that year. That amount to be transferred is determined by multiplying the Annuity premium rate per $1,000 set forth in Contract tables by the number of thousands of dollars of Separate Account value credited to a Contract Owner. The level monthly payment for the first payment year is then determined by multiplying the amount transferred (the Annuity premium) by the monthly payment factor in the same table. In the event the Contract involved has Separate Account Accumulation Units in more than one Series, the total monthly Annuity Payment for the first year is the sum of the monthly Annuity Payments, determined in the same manner as above, for each Series.

At the time the first year's monthly payments are determined, a number of Annuity Units for each Separate Account Series is also established for the Annuitant by dividing the monthly payment derived from that Series for the first year by the Separate Account Annuity Unit values for the

Series on the last Business Day of the second calendar week before the first Annuity Payment is due. The number of Annuity Units remains fixed during the Annuity period unless Annuity Units are converted to another Series.

Determination of Amount of Monthly Variable Annuity Payments for Second and Subsequent Years

As of each anniversary of the Annuity Date, Security First Life will determine the amount of the monthly Variable Annuity Payments for the year then beginning. Separate determinations will be made for each Separate Account Payments for the year then beginning. Separate determinations will be made for each Separate Account Series in which the Annuitant has Annuity Units, with the total Annuity Payment being the sum of the payments derived from the Series. The amount of monthly payments for any Separate Account Series for any year after the first will be determined by multiplying the number of Annuity Units for that Series by the Annuity Unit value for that Series for the Valuation Period in which the first payment for the year is due. It will be Security First Life's practice to mail Variable Annuity Payments no later than seven days after the last day of the Valuation Period upon which they are based or the monthly anniversary thereof.

The objective of a Variable Annuity contract is to provide level payments during periods when the economy is relatively stable and to reflect as increased payments only the excess of investment results flowing from inflation or an increase in productivity. The achievement of this objective will depend in part upon the validity of the assumption that the net investment return of the Separate Account equals the Assumed Investment Return during periods of stable prices. Subsequent years' payments will be smaller than, equal to or greater than the first year's payments depending on whether the actual net investment return for the Separate Account is smaller than equal to or greater than the Assumed Investment Return.

Annuity Unit Value

The initial value of an Annuity Unit is $5 for each Series for the first Valuation Period as of which the first Variable Annuity Payment from such Series is made. The value of an Annuity Unit for each Series on any later date is determined by multiplying the value of an Annuity Unit at the end of the preceding Valuation Period by the "Annuity change factor" for the second preceding Valuation Period. The Annuity change factor is an adjusted measurement of the investment performance of the Fund since the end of the preceding Valuation Period. The Annuity change factor is determined by dividing the value of an Accumulation Unit at the end of the Valuation Period by the value of an Accumulation Unit at the end of the preceding Valuation Period and multiplying the result by a neutralization factor.

Variable Annuity Payments for each year after the first reflect variations in the investment performance of the Separate Account above and below an Assumed Investment Return. This assumed investment rate is included for purposes of actuarial computations and does not relate to the actual investment performance of the underlying Fund. Therefore, the Assumed Investment Return must be "neutralized" in computing the Annuity change factor. For weekly Valuation Periods and a 4.25% Assumed Investment Return, the neutralization factor is 0.9991999.

ADDITIONAL FEDERAL INCOME TAX INFORMATION

Security First Life is required to withhold federal income tax on Contract distributions (such as Annuity Payments, lump sum distributions or partial surrenders). However, recipients of Contract distributions are allowed to make an election not to have federal income tax withheld. After such election is made with respect to Annuity Payments, an Annuitant may revoke the election at any time, and thereafter commence withholding. In such a case, Security First Life will notify the payee at least annually of his or her right to change such election.

The withholding rate followed by Security First Life will be applied only against the taxable portion of Contract distributions. Federal tax will be withheld from Annuity Payments pursuant to the recipient's withholding certificate. If no withholding certificate is filed with Security First Life, federal tax will be withheld from Annuity Payments on the basis that the payee is married with three withholding exemptions. Federal tax on the taxable portion of a partial or total surrender (i.e., non-periodic distribution) generally will be withheld at a flat 10% rate. In the case of a plan qualified under Sections 401(a) or 403(a) of the Code, if the balance to the credit of a participant in a plan is distributed within one taxable year to the recipient ("total distribution"), the amount of withholding will approximate the federal income tax on a lump sum distribution. If a total distribution is made from such a plan or a tax-sheltered annuity on account of the participant's death, the amount of withholding will reflect the exclusion from federal income tax for employer-provided death benefits.

Security First Life is required to withhold 20% of certain taxable amounts constituting "eligible rollover distributions" to participants (including lump sum distributions) in retirement plans under Code Section 401 and tax deferred annuities under Code Section 403(b). This withholding requirement does not apply to distributions from such plans and annuities in the form of a life and life expectancy annuity (individual or joint), an annuity with a designated period of 10 years or more, or any distribution required by the minimum distribution requirements of Code Section 401(a)(9). Withholding on these latter types of distribution will continue to be made under the rules described in the prior paragraph. A participant cannot elect out of the 20% withholding requirement. However, if an eligible rollover distribution is rolled over into an eligible retirement plan or IRA in the case of a 401 plan or to another eligible contract in the case of a 403(b) plan in a direct trustee-to-trustee transfer, no withholding will be required.

Payees are required by law to provide Security First Life (as payor) with their correct taxpayer identification number ("TIN"). If the payee is an individual, the TIN is the same as his or her social security number. If the payee elects not to have federal income tax withheld on an Annuity Payment or a nonperiodic distribution and a correct TIN has not been provided, such election is ineffective, and such payment will be subject to withholding as noted above.

OBTAINING TAX ADVICE

It should be recognized that the federal income tax information in the Prospectus and this Statement of Additional Information is not exhaustive and is for information purposes only. The discussions do not purport to cover all situations involving the purchase of an annuity or the election of an option under the Contract. Tax results may vary depending upon individual situations and special rules may apply in certain cases. State and local tax results may also vary. For these reasons a qualified tax adviser should be consulted.

UNDERWRITERS, DISTRIBUTION OF THE CONTRACTS

The Contracts will be sold as a continuous offering by individuals who are appropriately licensed as insurance agents of Security First Life for the sale of life insurance and Variable Annuity Contracts in the state where the sale is made. In addition, these individuals will be registered representatives of the principal underwriter, Security First Financial, Inc., or of other broker-dealers registered under the Securities Exchange Act of 1934 whose registered representatives are authorized by applicable law to sell Variable Annuity Contracts issued by Security First Life. Commissions on sales of contracts range from [0% TO 8.5%.] Agents are paid from the General Account of Security First Life. Such commissions bear no direct relationship to any of the charges under the Contracts. It is expected that the Contracts will be sold in 49 states and the District of Columbia. No direct underwriting commissions are paid to Security First Financial, Inc.

CALCULATION OF PERFORMANCE DATA

The Series commenced operations on ______. Therefore, no historical performance data exists for the Series prior to that date. The following hypothetical information represents what the performance of the Series would have been if the Series had been both in existence and invested in the corresponding Fund since the date of the Fund's inception or for the indicated time period. These are not actual performance numbers for the Series or for the Contracts.

The hypothetical historical yield for the Money Fund and the hypothetical average annual return data for the other Series will be revised, in future Statements of Additional Information, to show actual annual historical performance that occurs after the effective date of a Series.

a. Money Fund. The hypothetical historical yield of the Money Fund of the Separate Account for the seven-day period ended December 31, 1998, was [ %]. This yield was computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit of the Series at the beginning of the period, subtracting a hypothetical charge reflecting deductions from account values, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting yield figure carried to a least the nearest hundredth of one percent.

The hypothetical effective yield of the Money Fund of the Separate Account for the seven-day period ended December 31, 1998 was [ %]. This effective yield was computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing account having a balance of one Accumulation Unit of the Series at the beginning of the period, subtracting a hypothetical charge reflecting deductions from account values, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

                                                  365/7
        EFFECTIVE YIELD = (BASE PERIOD RETURN + 1)      - 1.


[Table to Follow]

Reimbursement of expenses to a series increases average annual total returns, and repayment of such reimbursements reduces these returns.

EFFECT OF THE ANNUAL POLICY FEE ON PERFORMANCE DATA

The Contracts provide for a $35 annual policy fee to be deducted annually on the Contract Anniversary, on a pro-rata basis from any series of the Separate Account or the General Account in which a Contract is invested. This fee is waived if the total of all of a Contract holder's Purchase Payments is more than $50,000. For purposes of reflecting the annual policy fee in yield and total return quotations, the annual fee will be converted into a per-dollar per-day charge based on the average Contract Value in the Separate Account of all policies on the last day of the period for which quotations are provided. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.

VOTING RIGHTS

Unless otherwise restricted by the plan under which a Contract is issued each Owner will have the right to instruct Security First Life with respect to voting the Fund Shares which are the assets underlying the Owner's interest in the Separate Account, at all regular and special shareholders meetings. An Annuitant's voting power with respect to Fund shares held by the Separate Account declines during the time the Annuitant is receiving a Variable Annuity based on the investment performance of the Separate Account, because amounts attributable to the Annuitant's interest are being transferred annually to the General Account to provide the variable payments.

SAFEKEEPING OF SECURITIES

Custody of all assets of the Separate Account are held by Security First Life. The assets of each Separate Account Series will be kept physically segregated by Security First Life and held separate from the assets of any other firm, person, or corporation. Additional protection for the assets of the Separate Account is afforded by fidelity bonds covering all of Security First Life's officers and employees.

SERVICING AGENT

An administrative services agreement has been entered into between Security First Life and SFG under which the latter has agreed to perform certain of the administrative services relating to the Contracts and for the Separate Account. SFG performs substantially all of the recordkeeping and administrative services for the Separate Account. Security First Life has not paid fees to SFG for these services.

INDEPENDENT AUDITORS

The consolidated financial statements and the related financial statement schedules of Security First Life Insurance Company and subsidiary at December 31, 1998 and the financial statements and the related financial statement schedules of Security First Life Separate Account A at December 31, 1998 included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The consolidated financial statements and the related financial statement schedules of Security First Life Insurance Company and subsidiary at December 31, 1997 and 1996 and the statements of changes in net assets of Security First Life Separate Account A for the year ended December 31, 1997 included elsewhere in the registration statement have been audited by Ernst & Young LLP, independent auditors, as stated in their reports appearing elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Legal matters concerning federal securities laws applicable to the issue and sale of the Contracts have been passed upon by Sullivan & Worcester LLP, 1025 Connecticut Avenue, N.W., Washington D.C. 20036. Prior to January 31, 1998, such legal matters were passed upon by Routier and Johnson, P.C., 1700 K Street, N.W., Suite 1003, Washington, D.C. 20006.

STATE REGULATION OF SECURITY FIRST LIFE

Security First Life is subject to the laws of the state of Delaware governing insurance companies and to regulation by the Delaware Commissioner of Insurance. An annual statement, in a prescribed form, is filed with the Commissioner on or before March 1 each year covering the operations of Security First Life for the preceding year and its financial condition on December 31 of such year. Security First Life's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is usually conducted by the National Association of Insurance Commissioners at least once in every three years. Security First Life was last examined as of DECEMBER 31, 1995. While Delaware insurance law prescribes permissible investments for Security First Life, it does not prescribe permissible investments for the Separate Account, nor does it involve supervision of the investment management or policy of Security First Life.

In addition, Security First Life is subject to the insurance laws and regulations of other jurisdictions in which it is licensed to operate. State insurance laws generally provide regulations for the licensing of insurers and their agents, govern the financial affairs of insurers, require approval of policy forms, impose reserve requirements and require filing of an annual statement. Generally, the insurance departments of these other jurisdictions apply the laws of Delaware in determining permissible investments for Security First Life.

FINANCIAL STATEMENTS

The financial statements of Security First Life contained herein should be considered only for the purposes of informing investors as to its ability to carry out the contractual obligations as depositor under the Annuity Contracts and as custodian as described elsewhere herein and in the Prospectus.

THE SEPARATE ACCOUNT HAS A TOTAL OF ______ SERIES AS OF THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION. THE SEVENTEEN SERIES WHICH ARE AVAILABLE UNDER THE CONTRACTS THAT ARE

THE SUBJECT OF THIS STATEMENT OF ADDITIONAL INFORMATION ARE NOT INCLUDED IN THE DECEMBER 31, 1998 FINANCIAL STATEMENTS FOR THE SEPARATE ACCOUNT BECAUSE NONE WERE AVAILABLE UNDER ANY CONTRACTS RELATED TO THE SEPARATE ACCOUNT AS OF DECEMBER 31, 1998. THEREFORE, THERE ARE NO FINANCIAL STATEMENTS FOR THE SEPARATE ACCOUNT INCLUDED IN THIS STATEMENT OF ADDITIONAL INFORMATION.

                                    SECURITY FIRST LIFE INSURANCE
                                    COMPANY AND SUBSIDIARY

                                    (A WHOLLY OWNED SUBSIDIARY OF
                                    METROPOLITAN LIFE INSURANCE COMPANY)

                                    CONSOLIDATED FINANCIAL STATEMENTS AS OF
                                    DECEMBER 31, 1998 AND 1997 AND FOR
                                    THE YEARS ENDED DECEMBER 31, 1998,
                                    1997 AND 1996 AND INDEPENDENT
                                    AUDITORS' REPORTS

                       [DELOITTE & TOUCHE LLP LETTERHEAD]




                         Report of Independent Auditors




Board of Directors
Security First Life Insurance Company


We have audited the accompanying consolidated balance sheet of Security First Life Insurance Company and subsidiary (the Company) as of December 31, 1998, and the related consolidated statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the years ended December 31, 1997 and 1996, were audited by other auditors whose report, dated February 11, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security First Life Insurance Company and subsidiary at December 31, 1998, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP
-------------------------


February 10, 1999

                        [ERNST & YOUNG, LLP LETTERHEAD]

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
Security First Life Insurance Company

We have audited the accompanying consolidated balance sheet of Security First Life Insurance Company and subsidiaries as of December 31, 1997, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Security First Life Insurance Company and subsidiaries at December 31, 1997, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                       /s/ Ernst & Young, LLP


February 11, 1998

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS


                                                   December 31,
                                              1998              1997
                                           ----------        ----------
                                                  (In thousands)
ASSETS

INVESTMENTS
   Fixed maturities                        $2,092,183        $2,353,087
   Mortgage loans                             165,167
   Policy loans                                28,715            24,209
   Short-term investments                      50,520            22,385
   Other investments                            1,152             1,089
                                           ----------        ----------
                                            2,337,737         2,400,770

CASH AND CASH EQUIVALENTS                      36,931            11,044

ACCRUED INVESTMENT INCOME                      36,486            33,730

DEFERRED POLICY ACQUISITION COSTS             104,658            96,297

OTHER ASSETS
   Assets held in separate accounts         1,492,885         1,022,850
   Property under capital lease                 8,940             9,496
   Other                                        1,657             1,329
                                           ----------       -----------
                                            1,503,482         1,033,675
                                           ----------       -----------

                                           $4,019,294        $3,575,516
                                           ==========        ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                                                                   December 31,
                                                              1998              1997
                                                           -----------       ----------
                                                                  (In thousands)
LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES
   Policyholder liabilities                                $2,202,198        $2,243,441
   Liabilities related to separate accounts                 1,492,885         1,022,850
   Obligation under capital lease                              15,130            15,443
   Notes payable to parent                                     35,000            35,000
   Federal income taxes                                        38,800            44,998
   Other                                                        7,499                60
                                                           ----------        ----------
                                                            3,791,512         3,361,792

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
   Preferred stock, $1 par value
      Authorized, issued and outstanding -- 200,000 shares        200               200
   Common stock, $200 par value
      Authorized -- 15,000 shares
      Issued and outstanding -- 11,000 shares                   2,200             2,200
   Additional paid-in capital                                  48,147            48,147
   Retained earnings                                          149,305           128,347
   Accumulated other comprehensive income                      27,930            34,830
                                                           ----------        ----------
                                                              227,782           213,724
                                                           ----------        ----------

                                                           $4,019,294        $3,575,516
                                                           ==========        ==========

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME


                                                         Year Ended December 31,
                                                     1998         1997         1996
                                                   --------     --------     --------
                                                             (In thousands)
REVENUES
   Net investment income                           $165,749     $171,066     $164,115
   Annuity product income                            22,125       19,533       10,006
   Net realized investment gains (losses)            25,010        2,708       (2,179)
   Gain on sale of subsidiary                                                   3,879
   Other                                                             187          709
                                                   --------     --------     --------
                              TOTAL REVENUES        212,884      193,494      176,530

BENEFITS AND EXPENSES
   Interest credited to policyholders               112,834      112,832      106,347
   Benefits in excess of policyholder liabilities     4,876        1,953        4,960
   Amortization of deferred policy acquisition
      costs                                          35,609       20,080       13,542
   Operating expenses                                29,116       26,434       25,721
                                                   ---------    --------     --------
                 TOTAL BENEFITS AND EXPENSES        182,435      161,299      150,570
                                                   ---------    --------     --------

            INCOME BEFORE INCOME TAX EXPENSE         30,449       32,195       25,960

Income tax expense (benefit)
   Current                                           12,584        7,580        3,596
   Deferred                                          (3,093)       3,308        5,885
                                                   --------     --------     --------
                                                      9,491       10,888        9,481
                                                   ---------    --------     --------

                                  NET INCOME       $ 20,958     $ 21,307     $ 16,479
                                                   ========     ========     ========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                                Accumulated
                                                           Additional                              Other          Total
                                        Preferred  Common   Paid-in    Comprehensive  Retained  Comprehensive  Stockholder's
                                          Stock     Stock   Capital    Income (Loss)  Earnings  Income (Loss)     Equity
                                        ---------  ------  ----------  -------------  --------  -------------  -------------
                                                                            (In thousands)
Balance at January 1, 1996                $200     $2,200  $48,147                   $ 90,561    $ 38,972        $180,080

Comprehensive income (loss):
  Net income                                                             $ 16,479      16,479                      16,479
  Other comprehensive income (loss):
    Unrealized investment gains, net of
    related adjustments and income taxes                                  (22,023)                (22,023)        (22,023)
                                                                         --------
                                                                         $ (5,544)
                                          ----    ------   -------       ========    --------    --------        --------
Balance at December 31, 1996               200     2,200    48,147                    107,040      16,949         174,536

Comprehensive income:
  Net income                                                             $ 21,307      21,307                      21,307
  Other comprehensive income:
    Unrealized investment gains, net of
    related adjustments and income taxes                                   17,881                  17,881          17,881
                                                                         --------
                                                                         $ 39,188
                                          ----    ------   -------       ========    --------    --------        --------
Balance at December 31, 1997               200     2,200    48,147                    128,347      34,830         213,724

Comprehensive income (loss):
  Net income                                                             $ 20,958      20,958                      20,958
  Other comprehensive income (loss):
    Unrealized investment gains, net of
    related adjustments and income taxes                                   (6,900)                 (6,900)         (6,900)
                                                                         --------
                                                                         $ 14,058
                                          ----    ------   -------       ========    --------    --------         --------
Balance at December 31, 1998              $200    $2,200   $48,147                   $149,305    $ 27,930         $227,782
                                          ====    ======   =======                   ========    ========         ========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             Year Ended December 31,
                                                         1998          1997         1996
                                                      ----------    ----------   -----------
                                                                  (In thousands)
OPERATING ACTIVITIES
  Net income                                          $   20,958    $   21,307   $    16,479
  Adjustments to reconcile net income to net cash
    provided by operations:
      Net realized investment losses (gains)             (25,010)       (2,708)        2,179
      Depreciation and amortization                          175           876         1,772
      Accretion of discount and amortization of
        premium on investments                              (155)          906         1,988
      Gain on sale of subsidiary                                                      (3,879)
      Changes in operating assets and liabilities:
           Accrued investment income                      (2,756)         (933)       (2,338)
           Deferred policy acquisition costs               2,814       (21,891)      (24,655)
           Other assets                                     (592)       25,156       (19,008)
           Other liabilities                               4,888        (3,718)        9,889
                                                      ----------    ----------   -----------
                           NET CASH PROVIDED BY
                 (USED IN) OPERATING ACTIVITIES              322        18,995       (17,573)

INVESTING ACTIVITIES
  Fixed maturity securities
    Purchases                                           (675,821)     (695,092)   (1,065,166)
    Sales and maturities                                 940,671       652,723       934,171
  Net sale (purchase) of other investments                    79         1,959          (314)
  Net sale (purchase) of short-term investments          (28,135)        2,222       (17,583)
  Issuance (repayment) of mortgage loans                (165,167)          945
  Issuance of policy loans, net                           (4,506)       (2,776)       (3,580)
  Purchase of equipment                                                   (440)         (320)
                                                      ----------    ----------   -----------
                           NET CASH PROVIDED BY
                 (USED IN) INVESTING ACTIVITIES           67,121       (40,459)     (152,792)

FINANCING ACTIVITIES
  Receipts credited to policyholder accounts             689,536       729,696       693,095
  Amounts returned to policyholders                     (730,779)     (708,383)     (518,002)
  Repayment of note payable                                                           (1,000)
  Reduction of capital lease obligation                     (313)         (277)         (246)
                                                      ----------    ----------   -----------
                           NET CASH PROVIDED BY
                 (USED IN) FINANCING ACTIVITIES          (41,556)       21,036       173,847
                                                      ----------    ----------   -----------

                         INCREASE (DECREASE) IN
                      CASH AND CASH EQUIVALENTS           25,887          (428)        3,482

Cash and cash equivalents at beginning of year            11,044        11,472         7,990
                                                      ----------    ----------   -----------

                                  CASH AND CASH
                     EQUIVALENTS AT END OF YEAR       $  36,931     $   11,044   $    11,472
                                                      =========     ==========   ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998 AND 1997



NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION -- Security First Life Insurance Company (Security First
Life) and subsidiary (collectively, the Company) is a wholly-owned subsidiary of Security First Group, Inc. (SFG). Effective October 31, 1997, SFG became a wholly-owned subsidiary of Metropolitan Life Insurance Company. Prior to that date, SFG was a wholly-owned subsidiary of London Insurance Group, Inc. The Company sells a broad range of fixed and variable annuity contracts.

The Company's consolidated financial statements are prepared in conformity with generally accepted accounting principles (GAAP) which differ in some respects from statutory accounting practices prescribed or permitted by regulatory authorities (statutory basis) and include the accounts of its wholly-owned subsidiary, Security First Life Insurance Company of Arizona (SFL-Arizona). Prior to December 31, 1996, the financial statements also included the accounts of Fidelity Standard Life Insurance Company (Fidelity Standard Life), which was sold as of that date. (See Note 8.) All significant intercompany transactions and accounts are eliminated in consolidation.

INVESTMENTS -- Investments are reported on the following bases:

     Fixed Maturities -- at fair value, which differs from the amortized cost of such investments. Unrealized gains and losses on these investments (net of related adjustments for deferred policy acquisition costs and applicable deferred income taxes) are credited or charged to stockholder's equity and, accordingly, have no effect on net income.

     For those fixed maturities which are mortgage-backed, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. Such adjustment is included in net investment income.

     The Company classifies its fixed maturities as available-for-sale. The Company does not maintain a trading portfolio.

     Mortgage loans -- at amortized cost, net of valuation allowances, if any, which approximates fair value.

     Policy loans -- at unpaid balances, which approximate fair value.

     Short-term investments -- at cost, which approximates fair value.

     Other investments -- at fair value.

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Realized gains and losses on disposal of investments are determined on a specific identification basis.

CASH AND CASH EQUIVALENTS -- Cash equivalents consist of investments in money market funds. The carrying amount of cash equivalents approximates fair value.

DEFERRED POLICY ACQUISITION COSTS -- Deferred policy acquisition costs consist of commissions and other costs of acquiring annuities that vary with and are primarily related to the acquisition of such business. Deferred policy acquisition costs are being amortized in proportion to the present value of estimated future gross margins which includes the impact of realized investment gains and losses.

POLICYHOLDER LIABILITIES -- Policyholder liabilities for two-tier annuities are the lower tier account values. Policyholder liabilities for the Company's single-tier fixed annuity products are the account values. The fair value of policyholder liabilities is estimated assuming all policyholders surrender their policies. The carrying amounts and estimated fair values are as follows (in thousands):

                                            Carrying Amount      Estimated Fair Value
                                            ---------------      --------------------
    December 31, 1998                         $2,202,198             $2,141,415
    December 31, 1997                          2,243,441              2,172,159

NOTES PAYABLE -- Notes payable are carried at their unpaid balances which approximate fair value because the interest rates on these notes approximate market rates.

INCOME TAXES -- Through October 30, 1997, the Company filed consolidated federal income tax returns with SFG. After that date, the Company's return is not consolidated with SFG. Income taxes for all periods are provided on the basis as if the Company filed separately.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Such differences are related principally to the deferral of policy acquisition costs, the valuation of fixed maturities and the provision for policyholder liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SEPARATE ACCOUNTS -- The assets held in separate accounts represent funds that are separately administered by the Company pursuant to variable annuity contracts. The liabilities related to separate accounts consist of policyholder liabilities for variable annuities. The separate account assets and liabilities are reported at fair value. The Company receives a fee for administrative services provided to the separate accounts. Investment risks associated with fair value changes are borne by the contract holders.

ANNUITY REVENUES AND BENEFITS -- Annuity product income represents fees earned from policyholders of annuity contracts, including surrender charges, annuitization charges and administration fees. Benefits in excess of policyholder liabilities consists of the difference between the policyholder account values annuitized during the period and the related policyholder liability balances.

ESTIMATES -- Certain amounts reported in the accompanying consolidated financial statements are based on management's best estimates and judgments. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS -- Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income (SFAS 130). SFAS 130 establishes standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Adoption of SFAS 130 had no effect on the Company's consolidated financial condition or results of operations.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 requires, among other things, that all derivatives be recognized in the consolidated balance sheets as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based upon the hedge relationship, if such a relationship exists. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in operations. The Company is required to adopt SFAS 133 as of January 1, 2000. The Company does not anticipate any impact on its consolidated financial condition or results of operations from the adoption of SFAS 133.

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

NOTE 2 -- STATUTORY CAPITAL AND RESTRICTIONS

Security First Life is required to file annual statements with various state insurance regulatory authorities on a statutory basis. Prior to December 31, 1998, SFL-Arizona was also subject to this requirement.

The statutory-basis capital and surplus at December 31, 1998, 1997 and 1996, and statutory-basis net income for those years are as follows (in thousands):

                                                           Capital             Net
                                                         and Surplus         Income
                                                         -----------         ------
    December 31, 1998
    -----------------
    Security First Life Insurance Company                  $128,508         $ 7,662

    December 31, 1997
    -----------------
    Security First Life Insurance Company                  $117,623         $12,917
    Security First Life Insurance Company of Arizona         14,107             257

    December 31, 1996
    -----------------
    Security First Life Insurance Company                  $107,501         $13,449
    Security First Life Insurance Company of Arizona         13,823           1,187

Security First Life is incorporated and domiciled in Delaware. The payment of dividends is subject to statutory limitations which are based on statutory-basis net income and surplus levels. At December 31, 1998, the maximum amount of dividends Security First Life could pay SFG without prior approval from state insurance regulatory authorities is $12,612,000.


NOTE 3 -- INVESTMENTS

Unrealized investment gains reported in the accompanying financial statements are as follows (in thousands):

                                                                 December 31
                                                             1998          1997
                                                           --------      --------
    Unrealized investment gains                            $ 84,001      $105,251
    Less: Adjustment for deferred policy
            acquisition costs                                41,491        52,500
          Deferred income taxes                              14,580        17,921
                                                           --------      --------
                   Net unrealized investment gains         $ 27,930      $ 34,830
                                                           ========      ========

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

NOTE 3 -- INVESTMENTS (continued)

Net realized investment gains (losses) reported in the accompanying financial statements are as follows (in thousands):

                                                 1998           1997           1996
                                               --------       --------       --------
  Fixed maturities
    Gross gains                                $ 30,982       $  8,338      $  8,923
    Gross losses                                 (6,046)        (5,691)       (8,075)
                                               --------       --------      --------
                                                 24,936          2,647           848
  Other investments
    Gross gains                                     133            197
    Gross losses                                    (59)          (136)       (3,027)
                                               --------       --------      --------
                                                     74             61        (3,027)
                                               --------       --------      --------

 Net realized investment gains (losses)        $ 25,010       $  2,708      $ (2,179)
                                               ========       ========      ========


Proceeds from sales of fixed maturities are $940,671,000, $648,338,000 and $911,529,000 in 1998, 1997 and 1996, respectively.

The amortized cost and fair value of fixed maturities as of December 31, 1998 and 1997 are summarized as follows (in thousands):

                                                 Gross        Gross
                                    Amortized  Unrealized   Unrealized        Fair
                                      Cost       Gains        Losses          Value
                                   ----------  ----------   ----------     ----------
December 31, 1998
-----------------
U.S. Treasury securities and
  obligations of U.S. Government
  corporations and agencies        $   68,487    $  4,499    $   (330)     $   72,656
Debt securities issued by foreign
  governments                          34,740       1,436      (1,188)         34,988
Corporate securities                1,266,178      68,987     (11,737)      1,323,428
Mortgage-backed securities            638,873      23,056        (818)        661,111
                                   ----------    -------     --------      ----------
                                   $2,008,278    $ 97,978    $(14,073)     $2,092,183
                                   ==========    ========    ========      ==========
December 31, 1997
-----------------
U.S. Treasury securities and
  obligations of U.S. Government
  corporations and agencies        $   93,546   $  9,275    $    (22)     $  102,799
Debt securities issued by foreign
  governments                          31,110      2,997                      34,107
Corporate securities                1,297,937     67,350        (564)      1,364,723
Mortgage-backed securities            825,284     27,484      (1,310)        851,458
                                   ----------   --------    --------      ----------
                                   $2,247,877   $107,106    $ (1,896)     $2,353,087
                                   ==========   ========    ========      ==========

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

NOTE 3 -- INVESTMENTS (continued)

The amortized cost and fair value of fixed maturities by contractual maturity at December 31, 1998, are summarized below. Actual maturities will differ from contractual maturities because certain borrowers have the right to call or prepay obligations.

                                             Amortized                Fair
                                               Cost                   Value
                                             ---------               -------
                                                      (In thousands)
Due in one year or less                     $   32,695            $   33,230
Due after one year through five years          378,576               390,934
Due after five years through ten years         559,646               576,041
Due after ten years                            398,488               430,867
Mortgage-backed securities                     638,873               661,111
                                            ----------            ----------
                                            $2,008,278            $2,092,183
                                            ==========            ==========

The Company has recorded valuation reserves for impairment in the value of investments of $5,000,000 at both December 31, 1998 and 1997.

Concentrations of credit risk with respect to fixed maturities are limited due to the large number of issues owned and their dispersion across many different industries and geographic areas. Accordingly, at December 31, 1998, the Company had no significant concentration of credit risk.

The fair values for fixed maturities are primarily based on values obtained from independent pricing services.

Mortgage loans are collateralized by properties located throughout the United States. At December 31, 1998, approximately 17% and 16% of the mortgages were collateralized by properties located in New York and California, respectively. All of the mortgage loans at December 31, 1998, are in good standing, and the Company was not holding any valuation allowances related to such loans. Mortgage loans outstanding at December 31, 1998, are summarized as follows (in thousands):

               Commercial           $145,525         88%
               Agricultural           19,642         12%
                                    --------        ---
                                    $165,167        100%
                                    ========        ===

The carrying amount of policy loans approximates fair value because the interest rates on these loans approximate market rates.

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

NOTE 3 -- INVESTMENTS (continued)

On February 5, 1998, the Company entered into an interest-rate swap agreement with a large broker/dealer for the purpose of minimizing exposures to fluctuations in interest rates in its policyholder liabilities. An interest-rate swap is an agreement in which two parties agree to exchange, at specific intervals, interest payment streams calculated on an agreed-upon notional principal amount with at least one stream based on a specific floating-rate index. Under the interest-rate swap agreement, the broker/dealer agrees to pay the Company, on a quarterly basis, an amount by which the 30-day Treasury Constant Maturity Rate exceeds the interest-rate cap of 7.9% applied to the notional amount of $250,000,000. The 30-day Treasury Constant Maturity rate was 4.54% as of December 31, 1998; hence, the fair value of the interest-rate swap as of December 31, 1998 approximated zero. The interest-rate swap agreement expires February 9, 2001.

Any income or expense from the interest-rate swap is recorded on an accrual basis as an adjustment to the yield of the related interest-bearing liabilities in the periods covered by the contract.

The Company is exposed to a potential loss in the event of non-performance by the broker/dealer, although such non-performance is not anticipated.

The Company places its temporary cash investments with high-credit quality financial institutions and, by corporate policy, limits the amount of credit exposure to any one financial institution.

At December 31, 1998, investment securities having an amortized cost of $6,037,000 were on deposit with various states in accordance with state insurance department requirements.

Investment income by major category of investment is summarized as follows (in thousands):

                                              1998           1997          1996
                                            ---------     ---------     ---------
    Fixed maturities                        $ 162,836     $ 173,015     $ 165,997
    Mortgage loans                              3,288
    Policy loans                                1,294         1,325         1,283
    Short-term investments                      3,795         1,897         1,718
    Other investments                             443           858           553
    Cash and cash equivalents                                   269           486
                                            ---------     ---------     ---------
                                              171,656       177,364       170,037
    Investment expenses                        (5,907)       (6,298)       (5,922)
                                            ---------     ---------     ---------
                   Net investment income    $ 165,749     $ 171,066     $ 164,115
                                            =========     =========     =========


The Company has no significant amounts of non-income producing investments.

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

NOTE 4 -- NOTES PAYABLE

Notes payable consist of the following as of December 31, 1998 and 1997 (in thousands):


    5% Surplus note due to SFG, interest payable monthly,
    principal payable upon regulatory approval                  $25,000

    8% Surplus note due to SFG, interest payable monthly,
    principal payable upon regulatory approval                   10,000
                                                                -------
                                                                $35,000
                                                                =======


There are no principal payments due on the notes payable during the next five years.

Interest paid by the Company totaled $2,150,000 in 1998, $2,083,000 in 1997 and $2,133,000 in 1996.


NOTE 5 -- INCOME TAXES

The liability for federal income taxes includes deferred taxes of $36,772,000 and $43,154,000 at December 31, 1998 and 1997, respectively. Significant components of these deferred taxes are as follows (in thousands):

                                                            1998           1997
                                                          --------       --------
Deferred tax liabilities:
    Deferred policy acquisition costs                     $ 48,952       $ 30,459
    Fixed maturities                                        16,788         37,922
    Other assets                                             3,441          3,532
                                                          --------       --------
                 Total deferred tax liabilities             69,181         71,913

Deferred tax assets:
    Policyholder liabilities                                10,095         11,787
    Liabilities for separate accounts                       16,778         11,445
    Other liabilities                                        5,296          5,251
    Other, net                                                 240            276
                                                          --------       --------
                      Total deferred tax assets             32,409         28,759
                                                          --------       --------
                   Net deferred tax liabilities           $ 36,772       $ 43,154
                                                          ========       ========

Income taxes paid by the Company were $12,401,000 in 1998, $6,480,000 in 1997 and $1,972,000 in 1996.

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

NOTE 5 -- INCOME TAXES (continued)

The following is a reconciliation of the federal income tax at the statutory rate of 35% with the income tax provision as shown in the accompanying financial statements (in thousands):

                                                         1998               1997
                                                       --------           --------
    Federal income tax at 35%                          $ 10,657           $ 11,268
    Dividends received deduction                           (905)              (356)
    True up of prior year taxes                            (261)               298
    Other                                                                     (322)
                                                       --------           --------
               Provision for income tax expense        $  9,491           $ 10,888
                                                       ========           ========


NOTE 6 -- CAPITAL LEASE

Security First Life has a lease for office space that expires in 2014. This lease is treated as a capital lease for financial reporting purposes.

The Company subleases space on an annual basis to SFG to use as its home office. Related income offset against the lease costs was $1,660,000, $1,650,000 and $1,656,000 for the years ended December 31, 1998, 1997 and 1996, respectively. Future payments under the lease are as follows (in thousands):

         1999                                               $  2,166
         2000                                                  2,166
         2001                                                  2,166
         2002                                                  2,166
         2003                                                  2,166
         Thereafter                                           22,553
                                                            --------
                      Total minimum rental payments           33,383
                       Amount representing interest           18,253
                                                            --------
           Present value of minimum rental payments         $ 15,130
                                                            ========

The property under capital lease is net of accumulated amortization of $8,481,000 in 1998 and $7,901,000 in 1997. Lease amortization expense was $580,000 in 1998, 1997 and 1996.

SECURITY FIRST LIFE INSURANCE COMPANY AND SUBSIDIARY

NOTE 7 -- RELATED PARTY TRANSACTIONS

The Company has marketing and administrative agreements with SFG under which SFG provides all of the Company's marketing and policyholder administration services. Amounts incurred under these agreements were $51,658,000, $58,199,000, and $52,102,000 for 1998, 1997 and 1996, respectively. A substantial portion of these amounts are commissions and are deferred as policy acquisition costs.

The Company has management agreements with SFG under which the latter provides certain personnel, administrative services and office space. Amounts incurred under these agreements were $3,883,000 in 1998 and 1997 and $4,308,000 in 1996.

The Company has investment advisory agreements with Security First Investment Management Corporation, a subsidiary of SFG. Fees of $5,772,000, $5,711,000 and $5,360,000 were paid in 1998, 1997 and 1996, respectively, pursuant to these agreements.


NOTE 8 -- OTHER SIGNIFICANT EVENTS

Effective December 31, 1996, the Company sold all of the common stock of its former subsidiary, Fidelity Standard Life. As a result of this transaction, the Company recognized a gain in 1996 of $3,879,000.

Prior to the sale of Fidelity Standard Life, the Company assumed all of the policyholder liabilities through several reinsurance agreements. No gain or loss was recognized on this transaction.


NOTE 9 -- IMPACT OF YEAR 2000 (unaudited)

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 issue and has developed and implemented a plan to resolve the issue. The Company currently believes that, with modifications to existing software and converting to new software and hardware, the Year 2000 issue will not pose significant operational problems for the Company's computer systems. However, if such modifications and conversions are not completed on a timely basis, the Year 2000 issue may have a material impact on the operations of the Company. Furthermore, even if the Company completes such modifications and conversions on a timely basis, there can be no assurance that the failure by vendors or other third parties to solve the Year 2000 issue will not have a material impact on the operations of the Company.

                                     PART C
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

        (a) Financial Statements contained herein

                (1) Security First Life Separate Account A

                        None - The sale of the Contract had not commenced and, as a result, the Separate Account had no assets and no liabilities attributable to the Contracts as of the date of this filing.

                (2) Security First Life Insurance Company

                        Part B - Depositor's financial statements with notes


        (b) Exhibits


(1) Corporate Secretary's Certificate of Resolution of Board of Directors of the Depositor authorizing the establishment of the Registrant*

(3) Distribution Agreement between the Registrant and the Principal Underwriter-herewith

(4)   Form of Individual Flexible Payment Variable Annuity Contract-herewith

(5) Form of Application for Individual Flexible Payment Variable Annuity Contract-herewith

(6) Copies of the Certificate of Incorporation and the By-laws of the Depositor*

(9)   Opinion and Consent of Counsel-herewith

(10)  Consent of Independent Auditors-herewith

(13)  Organizational Chart of Depositor and Affiliates*

(16)  Powers of Attorney-herewith

* Previously filed by EDGAR with Form N-4 Registration Statement and incorporated herein.

All previously filed Exhibits to Security First Life Separate Account A registration statement and all post-effective amendments thereto are specifically incorporated herein by reference.

Item 25.    Directors and Officers of the Depositor

The officers and directors of Security First Life Insurance Company are listed below. Their principal business address is 11365 West Olympic Boulevard, Los Angeles, California 90064.

Name                                          Position and Offices with Depositor
----                                          -----------------------------------
David A. Levene                               Chairman of the Board and Director
John K. Bruins                                Director
Steven T. Cates                               Director
Terence Lennon                                Director
Gail A. Praslick                              Director
Joseph A. Reali                               Director
Anthony J. Williamson                         Director
Richard C. Pearson                            Director and President
Howard H Kayton                               Executive Vice President and Chief
                                              Actuary
Brian J. Finneran                             Senior Vice President
Jane F. Eagle                                 Senior Vice President and Chief
                                              Financial Officer

Peter R. Jones                                Senior Vice President
Cheryl M. MacGregor                           Senior Vice President
Alex H. Masson                                Senior Vice President
Anthony J. Williamson                         Senior Vice President, Chief Investment
                                              Officer
George R. Bateman                             Vice President
James C. Turner                               Vice President
Leo Brown                                     Assistant Vice President
Steven J. Brash                               Assistant Vice President
Cheryl J. Finney                              Associate General Counsel, Vice
                                              Counsel President, and Assistant Secretary
Patrizia DiMolfetta                           Controller
James Bossert                                 Assistant Controller
George J. Olah                                Treasurer
Louis Ragusa                                  Secretary
Richard G. Mandel                             Assistant Secretary
Eugene A. Capobianco                          Assistant Vice President
Joseph A. Zdeb                                Assistant Vice President
Thomas V. Reedy                               Assistant Vice President
Ataollah Azarshahi                            Assistant Vice President
Harold B. Leff                                Assistant Vice President
Robert E. Dehais                              Assistant Vice President


Item 26.    Persons Controlled by or under Common Control with
            Depositor of Registrant

The Registrant is a Separate Account of Security First Life Insurance Company ("depositor"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the depositor, see Exhibit 13.

Item 27.    Number of Contract Owners

There were no owners of the Contracts which are the subject of this registration statement as of this date.

Item 28.    Indemnification

None.

Item 29.    Principal Underwriters

Security First Financial, Inc. is the principal underwriter for Security First Life Separate Account A.

The following are the directors and officers of Security First Financial, Inc. Their principal business address is 11365 West Olympic Boulevard, Los Angeles, California 90064.

Name                                          Position with Underwriter
----                                          -------------------------
Richard C. Pearson                            Director and President
Jane F. Eagle                                 Director, Senior Vice President, Treasurer,
                                                and Chief Financial Officer
Peter R. Jones                                Senior Vice President
Howard H. Kayton                              Senior Vice President and Chief Actuary
James C. Turner                               Vice President and Assistant Secretary
Cheryl J. Finney                              Vice President and Assistant Secretary
* Gary A. Virnick                             Director of Compliance
* not an officer

                     Net
                     Underwriting     Compensation on
Name of Principal    Discount and     Redemption or     Brokerage
Underwriter          Commissions*     Annuitization     Commission        Compensation
-----------          ------------     -------------     ----------        ------------
Security First       None             None              None              None
Financial, Inc.

* Fee paid by Security First Life Insurance Company for serving as underwriter.

Item 30.    Location of Accounts and Records

Security First Financial, Inc., underwriter for the registrant, is located at 11365 West Olympic Boulevard, Los Angeles, California 90064. It maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Security First Life Insurance Company, the depositor for the registrant, is located at 11365 West Olympic Boulevard, Los Angeles, California 90064. It maintains those accounts and records required to be maintained by it pursuant to
Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder and as custodian for the Registrant.

Security First Group, Inc. is located at 11365 West Olympic Boulevard, Los Angeles, California 90064. It performs substantially all of the recordkeeping and administrative services in connection with the Registrant.


Item 31.    Management Services

Not applicable.

Item 32.    Undertakings

Registrant makes the following undertakings:

(a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Security First Life represents that the charges deducted under the Contracts described herein this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Security First Life.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf in the City of Los Angeles and State of California on this 28th day of May, 1999.

                             SECURITY FIRST LIFE SEPARATE ACCOUNT A
                                   (Registrant)

                             By SECURITY FIRST LIFE INSURANCE COMPANY
                                   (Sponsor)


                             By    /s/ Richard C. Pearson
                                   ------------------------------------
                                   Richard C. Pearson, President

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE                          TITLE                         DATE
---------                          -----                         ----

/s/ Richard C. Pearson
--------------------------         President, Chief Executive,   May 28, 1999
Richard C. Pearson                 Officer & Director

/s/ Jane F. Eagle
--------------------------         Senior Vice President &       May 28, 1999
Jane F. Eagle                      Chief Financial Officer


/s/ David A. Levene                Director and                  April 28, 1999
---------------------------        Chairman of the Board
David A. Levene


                                   Director                      ______, 1999
---------------------------
John K. Bruins


/s/ Steven T. Cates                Director                      May 28, 1999
---------------------------
Steven T. Cates


                                   Director                      ______, 1999
---------------------------
Joseph W. Jordan


/s/ Terence I. Lennon              Director                      May 28, 1999
---------------------------
Terence I. Lennon


/s/ Gail A. Praslick               Director                      May 28, 1999
---------------------------
Gail A. Praslick


                                   Director                      ______, 1999
---------------------------
Joseph A. Reali


/s/ Anthony J. Williamson          Director                      April 28, 1999
---------------------------
Anthony J. Williamson


                                    EXHIBITS

                     SECURITY FIRST LIFE SEPARATE ACCOUNT A
                       REGISTRATION STATEMENT ON FORM N-4


Exhibit
-------

   3.      Distribution Agreement between the Registrant and the Principal
           Underwriter

   4.      Form of Individual Flexible Payment Variable Annuity Contract

   5. Form of Application for Individual Flexible Payment Variable Annuity Contract

   9.      Opinion and Consent of Counsel

  10.      Consent of Independent Auditors

  16.      Powers of Attorney